2002 ANNUAL

Building Our Futur


Distribution
sales
PRODUCT
Manufacturing
Happy Everything
And much, much, more!
Tappity Tap!

AMERICAN GREETINGS
...says it best®

Corporate Profile

Founded in 1906, American Greetings is the world's largest publicly owned creator, manufacturer and distributor of social expression products. Along with greeting cards, our domestic products and business units include Plus Mark seasonal gift wrap and boxed cards, DesignWare party goods, Magnivision reading glasses, GuildHouse candles, Designers' Collection stationery, DateWorks calendars, Learning Horizons educational products and Balloon Zone. Our online subsidiary, AmericanGreetings.com, provides electronic greetings and other content to the digital marketplace.

American Greetings also has wholly owned subsidiaries in the United Kingdom, Canada, Australia, New Zealand, Mexico and South Africa and has licensees in about 70 other countries.

With headquarters in Cleveland, Ohio, American Greetings is home to one of the world's largest creative studios.

Contents

AMERICAN GREETINGS
...says it best®



Creative Excellence in a Changing World.

Fellow Shareholders,


AMERICAN GREETINGS

Fiscal 2002 was a year of transition for American Greetings. Our earnings performance was well within our projections, but we are also aware that we had established relatively modest estimates in light of the corporate-wide restructuring that we embarked upon in March. So, as we close 2002, we look back upon the year with dissatisfaction regarding our financial results but with pride in our restructuring achievements and optimism about the opportunities that lie ahead. What follows is a recap of the year past, focusing on our restructuring efforts, our financial results and our key accomplishments.

Restructuring

At the end of our 2001 fiscal year, we announced that we would implement a corporate-wide restructuring to align our business with the realities of the marketplace. We delivered on this promise, as we identified and implemented $90 million of cost-saving opportunities that we expect to contribute to our profitability beginning in fiscal 2003.

While many of the decisions that we had to make were quite difficult, the changes we made in the past year have not only established a platform for future growth, they have removed costs and complexity from our operations and reinvigorated a business that had been generating unacceptable results. Our changes have also created a process-focused organization with substantial operational and logistical efficiencies.

One of the most significant aspects of our restructuring was a stock keeping unit (sku) rationalization program in which we reduced our product line size by one-third, from 66,000 to 44,000 skus, in our North American Greeting Card Division. This became the platform for far-reaching change and savings, enabling us to implement changes or consolidations at our facilities in Greeneville, Tenn.; Bardstown, Ky.; Berea, Ky.; Corbin, Ky.; Harrisburg, Ark.; Henderson, Ky.; Ripley, Tenn.; Shelbyville, Ky.; Springfield, Ky.; and at our World Headquarters in Cleveland, among others. In total, we reduced headcount by about 1,600 associates.

Along with the cost savings from these activities, the restructuring of our business has yielded abundant process improvements. Our new organization is now more nimble and efficient with tightened processes. This enables us to move more quickly to get new programs into the marketplace.

Another change that we made in our core business in the past year was the fine-tuning of our core brand's greeting card pricing strategy at our retail accounts. We established this direction based on substantive market research. We feel that our accounts have reached price equilibrium and that our pricing flexibility will return in the coming year.

Fiscal Year 2002 Results

We achieved after-tax earnings before special charges of $73.6 million, or $1.16 per share ($1.09 per share assuming full dilution) for the full year. Including the after-tax impact of special charges amounting to $195.9 million ($314.4 million pre-tax), or $3.08 per share, we reported a net loss of $122.3 million, or $1.92 per share. Sales for the year totaled $2.36 billion, compared to $2.52 billion one year ago. This decrease reflects our retail inventory reduction initiative, as well as the rollout of our value pricing strategy, the implementation of our scan-based trading business model and our product line size reduction initiative. Earnings before interest, taxes, depreciation and amortization adjusted to exclude special charges (EBITDA) were $278.6 million for the year.

Fiscal Year 2002 Accomplishments

We realized significant growth in the mass retail channel during fiscal 2002 by increasing the number of store doors that we serve.

The completion of our debt refinancing, one of the most important accomplishments from the past year, has provided sufficient liquidity to repay indebtedness, fund our restructuring efforts and provide for our ongoing operations. Our balance sheet now includes a mix of fixed and variable debt, and we believe our average cost of debt capital is reasonable.

During the year we also announced the acquisition of BlueMountain.com, which provided a larger customer base for the subsequent conversion of AmericanGreetings.com to a subscription model. In less than three months, we had already reached more than 1 million subscribers, without a substantial decrease in site traffic. This performance gives us the largest subscriber base of any non-Internet service provider on the Web. It also confirms our belief that people are willing to pay for premium content. These changes will help AmericanGreetings.com more evenly balance revenue between its two primary sources, advertising and subscriptions, and most importantly, should help it operate profitably going forward.

Fiscal Year 2003 Outlook

Fiscal 2003 will be one of stabilization. We will focus on improving profit margins and maximizing return on assets. We will also work off the platform for continuous growth that we established in 2002. Our main priority will be to identify growth and process improvement opportunities to improve our profitability in fiscal 2004 and beyond.

We expect earnings for fiscal 2003 to be between $1.75 and $1.85 per share (between $1.45 and $1.55 per share assuming full dilution), and earnings before interest, taxes, depreciation and amortization (EBITDA) to be between $340 million and $350 million. These projections assume reduced pressure on pricing and retailer inventory levels. Our estimates also account for the impact of Kmart's Chapter 11 filing and subsequent store closing plan.

In closing, we would like to thank our associates, retailers, consumers and shareholders for their ongoing support of American Greetings. As always, we look forward to communicating with you the progress we are making toward our strategic plan throughout the 2003 fiscal year.

Sincerely,

Morry Weiss
Chairman
Chief Executive Officer

James C. Spira
President
Chief Operating Officer


BIG
PLAN


ALL NEW!
"Chugga!"
"Chugga!"

Building a Better Greeting Card Company

A report by Jeffrey Weiss, Executive Vice President, North American Greeting Card Division

We spent the past year rebuilding our company as a customer-focused, process-driven organization that is aligned with the marketplace. Nowhere is this more apparent than in our core greeting card business – the single largest beneficiary of our restructuring efforts.





One of the most important aspects of our restructuring was a sku rationalization program that enabled us to reduce our product line size from 66,000 to 44,000 skus. We also reset the merchandising in many of our retailers by implementing more impactive, easier-to-shop fixtures designed to drive impulse sales.

The restructuring of our business has benefited our product development process by fostering a new organization that is now more nimble and efficient. This enables us to move more quickly to get new programs into the marketplace. The organizational changes we have made in the past year have positioned us to better leverage our single greatest asset – creativity – to produce greeting cards that reflect the changing world, retail marketplace and consumer.

Perhaps the best illustration of the advantage that our restructured organization now affords us is the launch of a new patriotic card line, America Forever, which we developed in the fall in response to the Sept. 11 tragedies. America Forever went from concept to finished product in a mere three weeks – less than half the time required to produce even our most accelerated previous national programs.

Here is a closer look at some of the key marketing platforms in our core business during fiscal 2002:


Great Products at Great Prices
Hot Licenses
Power of The Seasons
National Promotions

Great Products at Great Prices

Providing consumers with great products at great prices is a two-pronged strategy that starts with compelling social expression products that grab consumers' attention. The second part of the strategy is to ensure that our products always offer a great value at every price, regardless of whether they are value, core or premium cards.


America
Forever™

Blue Umbrella made its debut in fiscal 2002 with the support of a national advertising campaign. This is an inviting line with simple, direct copy built around consumer fashion trends. Blue Umbrella is one of our largest new product introductions in the last decade. We have focused this offering at the high-volume price points of $1.99 and $2.49, which tend to attract consumers who have an eye for value.

Twisted Whiskers is a line of cards that features off-beat, comically distorted animal photographs, all priced at $1.99. We plan to build upon last year's success by creating an assortment of Twisted Whiskers accessories to complement the quirky card line, which will be in retail stores this summer.

Boomerang Bear is a card line that features a fresh interpretation of the ever-lovable teddy bear. Featuring the tagline, "May all the love you give come back to you," Boomerang Bear appeals to a wide range of consumer demographics. We have leveraged the Boomerang Bear line beyond cards to include a comprehensive product mix at the $2.49 price point.


Helen Steiner Rice™
A TRADITION OF INSPIRATION
Boomerang Bear™


Twisted Whiskers.

blue umbrella.

The industry's most sought-after author, Helen Steiner Rice, comes to our consumers in a completely refreshed program – one that we adopted as a result of our Gibson acquisition. Helen Steiner Rice is a separately branded inspirational line across all our accounts. It features four distinct art treatments to appeal to a wide variety of consumers while keeping a cohesive look. We have mixed a variety of core and premium price points into the Helen Steiner Rice offering to ensure that consumers have an ample selection, regardless of price expectations.

Licensing Leadership

We have enjoyed renewed success in the licensing arena by aggressively focusing on targeting properties and brands that consumers are exposed to through popular culture.



We separate ourselves from our competition by marketing consumer-preferred licensed properties with a balanced portfolio that targets all appropriate demographics, merchandises multiple product categories and drives retailer-specific promotions to take advantage of license popularity. Examples include *Rugrats, SpongeBob SquarePants, The Powerpuff Girls, Sesame Street, Pokémon, Barney, American Red Cross* and *Elvis Presley*. In fiscal 2003, we hold high hopes for some of our newer licenses such as *Dora the Explorer; Jimmy Neutron, Boy Genius;* and *Sagwa*.

Our strategy, dedication and commitment to the licensing business have received recognition from the licensing industry. American Greetings held the 2001 Licensing Industry Merchandisers Association's "License of the Year" property, *The Powerpuff Girls*, which became a merchandise success in fiscal 2002. *The Powerpuff Girls* joined *Pokémon, Teletubbies* and *Rugrats*, previous "License of the Year" award winners in the American Greetings licensing portfolio.



Power of the Seasons



Our business has six major holidays over a 12-week period that drive significant and unique traffic through our department. We have developed a series of strategies to grow our sales through product mix, extended card and gift accessory offerings, expanded space management for seasonal departments and service. Results thus far have been positive and we plan to maximize seasonal sales opportunities in the coming year.





National Promotions

We are committed to bringing traffic, excitement and enhanced sales to retailers through our new national advertising and promotional programs by leveraging our account promotions around key seasonal and national events. These promotions reinforce our "great products at great prices" philosophy and drive productivity in our greeting card departments. One example is our Soft Touch Bear promotion that offers consumers a plush bear at a great value with any multiple card purchase. Aided by a national television advertising program, this promotion launched with great success at Valentine's Day and will continue throughout the 2003 fiscal year.

Entering fiscal 2003, we will build on our key marketing strategies. We know we will benefit from the foundation provided by our restructuring and continue to evolve in fiscal 2003 and 2004 into a more customer-focused, process-driven company.




AMERICAN GREETINGS
$1.99
Soft Touch Bear


Creative excellence
intellectual capital
Products For A Changing World

Building Shareholder Value

A report by Zev Weiss, Executive Vice President, AG Ventures and Enterprise Management



We plan to take advantage of opportunities for incremental growth in the coming year. While we expect to stabilize our core business in fiscal 2003, improving top-line performance and profitability in fiscal 2004 and beyond will be our main priority.

One of these opportunities comes in the form of enterprise management, our new internal service organization that focuses on enabling technologies and processes to minimize operating costs and optimize assets. The departments that make up this organization are finance, communications, business innovation, legal and human resources. Through a heightened concentration on providing strategic counsel and flawlessly delivering customer service and support in a cost-efficient manner, these areas have a tremendous opportunity to improve margins in our core business in the coming years.

And while our core business provides ample opportunity for growth, we are committed to realizing the potential represented by our subsidiaries such as Plus Mark gift wrap, Magnivision reading glasses, DateWorks calendars, Learning Horizons educational products and AG Industries display fixtures. We also continue to focus on our strategic business units: DesignWare party goods, GuildHouse candles, Designers' Collection stationery and Balloon Zone. Other sources of future development are our international and Carlton Retail divisions, as well as our Internet business unit, AmericanGreetings.com, which is the industry's largest supplier of greetings to the electronic marketplace.

What follows is a closer look at some of these companies and their accomplishments and major developments from the past year.


DesiGN ware
Date Works
AG.COM
Learning Horizons
Magni Vision


Guild House

AG Industries Inc
AN AMERICAN GREETINGS COMPANY

american greetings.com

BALLOON ZONE

CARLTON CARDS ...says it best®

DateWorks
AN AMERICAN GREETINGS COMPANY

Designers' Collection
AN AMERICAN GREETINGS COMPANY

DesignWare®
AN AMERICAN GREETINGS COMPANY

GUILD HOUSE™
AN AMERICAN GREETINGS COMPANY

Learning Horizons®
AN AMERICAN GREETINGS COMPANY

MAGNIVISION®
AN AMERICAN GREETINGS COMPANY

PLUS MARK™
AN AMERICAN GREETINGS COMPANY


American Greetings.Com

AmericanGreetings.com



AmericanGreetings.com saw the most change of any of our subsidiaries in fiscal 2002. In December, we implemented a new subscription model to more evenly balance revenue between our two primary sources – advertising and subscriptions. In less than three months, we had already reached more than 1 million subscribers, without a significant decrease in site traffic. This performance not only gives us the largest subscriber base of any non-Internet service provider on the Web, it confirms our belief that people are willing to pay for premium content.

In September, we announced the acquisition of BlueMountain.com, which joined eGreetings.com in the AmericanGreetings.com family of Web sites. This acquisition not only made us the largest provider of electronic greetings, it also provided a larger customer base. Combined with free sites BeatGreets.com and PassItAround.com, the AmericanGreetings.com network has enormous reach and more than enough free content to remain an attractive site to current and prospective advertisers.


AD

We believe these changes have positioned AmericanGreetings.com to operate on a break-even or better basis going forward, and we expect that it should be a positive contributor to earnings in fiscal 2003.


AMERICAN GREETINGS
CARDS CANDY GIFTS



Carlton Cards Retail Inc.

Carlton Cards Retail Inc. is the wholly owned retail subsidiary of American Greetings. With nearly 700 retail stores in the United States and Canada, it is the largest owned and operated chain of card and gift shops in North America. Located primarily in regional malls, Carlton Retail offers a complete line of greeting cards, candy, gifts and other social expression products in the key specialty channel of distribution.

In the past year, Carlton Cards Retail continued its corporate branding initiative to leverage the high recognition of our American Greetings name. Under this plan, we will gradually renovate and convert all Carlton stores to American Greetings Cards, Candy and Gifts stores. We expect this initiative to provide long-term operational and brand recognition benefits. In the coming year, we plan to increase our mall-based marketing and promotion efforts to drive more mall traffic into our stores. We also plan to implement an Internet-based promotion geared toward integrating predominantly electronic consumers with our traditional in-store business.



DesignWare

In the license-driven world of juvenile party goods, DesignWare is proud to offer top-selling properties from the American Greetings portfolio. DesignWare shows its strengths and dedication to licensing through American Greetings by marketing a unique blend of the hottest properties and "evergreen" classics to drive impulse sales and to differentiate our product offering. The DesignWare portfolio includes *Rugrats; SpongeBob SquarePants; Jimmy Neutron, Boy Genius; Dora the Explorer; The Powerpuff Girls; Sesame Street; Pokémon; Barney* and *Clifford*.

In addition to its success with licensed products, DesignWare continues to develop top-performing original designs using consumer research and extensive pretesting. As a past winner of the Flexographic Technical Association's award for printing excellence, DesignWare has a competitive advantage with its printing technology. This technology enables it to produce sophisticated designs such as those in its Gallery collection.

DesignWare also made logistical enhancements to its business during fiscal 2002 with the consolidation of its manufacturing and distribution functions into one location in Kalamazoo, Mich.


PASTE

Plus Mark





Plus Mark, our gift wrap and boxed greeting card subsidiary, in fiscal 2002 completed the integration of recently acquired CPS Corp., a supplier of gift wrap and decorative packaging. This acquisition doubled the sales of Plus Mark, added new customers and channels of distribution, helped further diversify our revenue base and resulted in one of the largest gift wrap producers in the United States.

Magnivision

Magnivision, the world's largest manufacturer and distributor of over-the-counter reading glasses, is home to one of the world's most technologically advanced optical lens facilities in Pembroke Pines, Fla. Manufactured under the brand names Magnivision, XtraSight and Redi-Readers, Magnivision lenses are considered the best in the industry.

We are optimistic about the potential of a new patented scratch-resistant lens technology that Magnivision has developed, which has led to the introduction of Advanced Lens Technology, a new lens manufacturing subsidiary. Advanced Lens Technology creates lenses for other original equipment manufacturers – a market we believe holds promise for future growth.





International

As part of our overall corporate restructuring initiative, we rationalized our international division in the last year by divesting our operations in France. John Sands Ltd. in New Zealand and Australia consolidated many of its operations, including product distribution. Carlton Cards U.K. is also rationalizing its organization. While these initiatives have impacted our top line in the international division, we expect our long-term profit margins to improve as a result. We will continue to examine our international operations for additional growth and profitability opportunities going forward.

Balloon Zone


HAPPY BIRTHDAY!
Happy Birthday
Happy Birthday

In February we completed the sale of our subsidiary M&D Balloons Inc. to Amscan Inc., an Elmsford, New York-based supplier of party goods, in an attempt to simplify our operations as part of our overall restructuring efforts. We will continue to distribute metallic balloons through our Balloon Zone division under a supply contract with Amscan. This initiative will lower our fixed cost structure and enable us to market the industry's most comprehensive collection of licensed products and original designs.

As we review the performance of these and our other subsidiaries and consumer products companies in fiscal 2002, we are confident that our core business will demonstrate the improvements our restructuring effort was designed to achieve. Entering fiscal 2003, we look forward to achieving expectations in our performance that will position us for greater growth in fiscal 2004 and beyond.


Snip!

MANAGEMENT REPORT

The management of American Greetings Corporation has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Corporation's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all of the Corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that the books and records properly reflect the transactions of the Corporation, and that assets are safeguarded against unauthorized acquisition, use or disposition. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The Corporation maintains a staff of internal auditors who review and evaluate both internal accounting and operating controls. The internal audit staff also coordinates with Ernst & Young LLP the latter's annual audit of the Corporation's financial statements.

The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the independent auditors and the internal auditors to ensure that each is carrying out its responsibilities. Both independent and internal auditors have full and free access to the Committee.

In recognition of the fact that quality people are the basis for a sound system of internal accounting controls, the Corporation maintains high standards in the selection and development of personnel.

Morry Weiss
Chief Executive Officer

William S. Meyer
Chief Financial Officer

Joseph B. Cipollone
Chief Accounting Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
American Greetings Corporation

We have audited the accompanying consolidated statement of financial position of American Greetings Corporation as of February 28, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Greetings Corporation at February 28, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, effective March 1, 2000, the Corporation changed its method of accounting for certain shipments of seasonal product.

Ernst & Young LLP

Cleveland, Ohio
March 26, 2002

CONSOLIDATED STATEMENT OF OPERATIONS

Years ended February 28 or 29, 2002, 2001 and 2000

Thousands of dollars except share and per share amounts

	2002	2001	2000
Net sales	$ 2,355,740	$ 2,518,814	$ 2,175,236
Costs and expenses:			
Material, labor and other production costs	992,245	999,271	809,347
Selling, distribution and marketing	1,059,092	1,068,543	921,392
Administrative and general	313,655	280,202	227,075
Restructure charges	56,715	—	38,873
Interest expense	78,599	55,387	34,255
Other expense - net	51,758	16,778	3,670
	2,552,064	2,420,181	2,034,612
(Loss) income before income taxes (benefit) and cumulative effect of accounting change	(196,324)	98,633	140,624
Income tax (benefit) expense	(74,014)	191,306	50,625
(Loss) income before cumulative effect of accounting change	(122,310)	(92,673)	89,999
Cumulative effect of accounting change, net of tax	—	(21,141)	—
Net (loss) income	$ (122,310)	$ (113,814)	$ 89,999
(Loss) earnings per share:			
Before cumulative effect of accounting change	$ (1.92)	$ (1.46)	$ 1.37
Cumulative effect of accounting change, net of tax	—	(.33)	—
(Loss) earnings per share	$ (1.92)	$ (1.79)	$ 1.37
(Loss) earnings per share - assuming dilution	$ (1.92)	$ (1.79)	$ 1.37
Average number of shares outstanding	63,615,193	63,646,405	65,591,798

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

February 28, 2002 and 2001
Thousands of dollars

ASSETS	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 100,979	$ 51,691
Trade accounts receivable, less allowances of $137,121 and $184,799 respectively (principally for sales returns)	288,986	387,534
Inventories	290,804	365,221
Deferred and refundable income taxes	200,206	190,241
Prepaid expenses and other	185,207	211,049
Total current assets	1,066,182	1,205,736
GOODWILL - NET	199,195	229,802
OTHER ASSETS	933,133	799,348
PROPERTY, PLANT AND EQUIPMENT - NET	416,485	477,188
	$2,614,995	$2,712,074

LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Debt due within one year	$ 11,720	$ 378,904
Accounts payable	130,601	139,753
Accrued liabilities	188,356	164,310
Accrued compensation and benefits	109,004	89,936
Dividends payable	—	12,732
Income taxes	150,588	192,936
Other current liabilities	125,771	132,710
Total current liabilities	716,040	1,111,281
LONG-TERM DEBT	853,113	380,124
OTHER LIABILITIES	115,795	146,187
DEFERRED INCOME TAXES	27,628	27,292
SHAREHOLDERS' EQUITY		
Common shares–par value $1:		
Class A–71,750,368 shares issued less 12,597,692 Treasury shares in 2002 and 71,739,574 shares issued less 12,879,781 Treasury shares in 2001	59,153	58,860
Class B–6,066,092 shares issued less 1,457,615 Treasury shares in 2002 and 6,066,096 shares issued less 1,437,283 Treasury shares in 2001	4,608	4,629
Capital in excess of par value	286,158	286,054
Treasury stock	(438,824)	(447,127)
Accumulated other comprehensive loss	(69,614)	(58,179)
Retained earnings	1,060,938	1,202,953
Total shareholders' equity	902,419	1,047,190
	$2,614,995	$2,712,074

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended February 28 or 29, 2002, 2001 and 2000

Thousands of dollars

	2002	2001	2000
OPERATING ACTIVITIES:			
Net (loss) income	$(122,310)	$(113,814)	$ 89,999
Adjustments to reconcile to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	—	21,141	—
Write-down of equity investment	—	32,554	—
Impairment charge	37,000	—	—
Restructure charges	37,510	—	30,704
Depreciation and amortization	84,308	98,057	76,600
Deferred income taxes	(3,463)	61,227	54,248
Changes in operating assets and liabilities, net of effects of acquisitions:			
Decrease (increase) in trade accounts receivable	94,906	29,201	(35,883)
Decrease (increase) in inventories	63,942	(46,587)	11,655
Decrease (increase) in other current assets	7,569	(67,292)	(57,261)
(Increase) decrease in deferred costs–net	(124,798)	4,110	(5,640)
(Decrease) increase in accounts payable and other liabilities	(37,176)	87,256	(689)
Other–net	(1,137)	3,947	4,786
Cash Provided by Operating Activities	36,351	109,800	168,519
INVESTING ACTIVITIES:			
Business acquisitions and divestitures	(22,500)	(179,993)	(65,947)
Property, plant and equipment additions	(28,969)	(74,382)	(50,753)
Proceeds from sale of fixed assets	4,020	22,294	1,490
Investment in corporate-owned life insurance	(8,927)	181	2,746
Other	(16,768)	33,944	(25,183)
Cash Used by Investing Activities	(73,144)	(197,956)	(137,647)
FINANCING ACTIVITIES:			
Increase in long-term debt	554,398	—	1,076
Reduction of long-term debt	(81,122)	(80,431)	(16,397)
(Decrease) increase in short-term debt	(363,437)	257,541	81,097
Sale of stock under benefit plans	2,929	—	1,171
Purchase of treasury shares	(121)	(45,530)	(130,151)
Dividends to shareholders	(26,566)	(52,743)	(51,213)
Cash Provided (Used) by Financing Activities	86,081	78,837	(114,417)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	49,288	(9,319)	(83,545)
Cash and Cash Equivalents at Beginning of Year	51,691	61,010	144,555
Cash and Cash Equivalents at End of Year	$ 100,979	$ 51,691	$ 61,010

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Years ended February 28 or 29, 2002, 2001 and 2000

Thousands of dollars except per share amounts

	Common Shares		Capital in Excess of	Treasury
	Class A	Class B	Par Value	Stock
BALANCE FEBRUARY 28, 1999	$64,433	$4,660	$304,086	$(320,492)
Net income				
Other comprehensive loss:				
Foreign currency translation adjustment				
Unrealized loss on available-for-sale securities (net of tax of $1,131)				
Comprehensive income				
Cash dividends – $0.80 per share				
Exchange of shares	23	(23)		
Sale of shares under benefit plans, including tax benefits	20	2	826	122
Purchase of treasury shares	(4,603)	(6)		(125,556)
Sale of treasury shares		14	34	168
BALANCE FEBRUARY 29, 2000	59,873	4,647	304,946	(445,758)
Net loss				
Other comprehensive loss:				
Foreign currency translation adjustment				
Unrealized loss on available-for-sale securities (net of tax of $129)				
Comprehensive loss				
Cash dividends – $0.62 per share				
Exchange of shares	1	(1)		
Sale of shares under benefit plans, including tax benefits	3		24	
Purchase of treasury shares	(2,220)	(24)		(43,287)
Shares issued in acquisition	1,200		(18,916)	41,716
Sale of treasury shares	3	7		202
BALANCE FEBRUARY 28, 2001	58,860	4,629	286,054	(447,127)
Net loss				
Other comprehensive loss:				
Foreign currency translation adjustment				
Unrealized gain on available-for-sale securities (net of tax of $940)				
Comprehensive loss				
Cash dividends – $0.20 per share				
Exchange of shares	42	(27)		(15)
Sale of shares under benefit plans, including tax benefits	11		104	
Purchase of treasury shares		(8)		(113)
Sale of treasury shares		6		13
Stock grants	240	8		8,418
BALANCE FEBRUARY 28, 2002	$59,153	$4,608	$286,158	$(438,824)

See notes to consolidated financial statements.

Shares Held In Trust	Deferred Compensation Plans	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
$(20,480)	$20,480	$(23,565)	$1,317,489	$1,346,611
			89,999	89,999
		(1,744)		(1,744)
		(2,263)		(2,263)
				85,992
			(51,213)	(51,213)
				970
				(130,165)
				216
(20,480)	20,480	(27,572)	1,356,275	1,252,411
			(113,814)	(113,814)
		(30,350)		(30,350)
		(257)		(257)
				(144,421)
			(39,407)	(39,407)
				27
				(45,531)
				24,000
			(101)	111
(20,480)	20,480	(58,179)	1,202,953	1,047,190
			(122,310)	(122,310)
		(13,315)		(13,315)
		1,880		1,880
				(133,745)
			(13,834)	(13,834)
				115
				(121)
			(109)	(90)
			(5,762)	2,904
$(20,480)	$20,480	$(69,614)	$1,060,938	$902,419

Years ended February 28 or 29, 2002, 2001 and 2000

Thousands of dollars except per share amounts

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions are eliminated. The Corporation's fiscal year ends on February 28 or 29. References to a particular year refer to the fiscal year ending in February of that year. For example, 2002 refers to the year ended February 28, 2002. The Corporation's subsidiary, AmericanGreetings.com, Inc., is consolidated on a two-month lag corresponding with its fiscal year-end of December 31.

Reclassifications: Certain amounts in the prior year financial statements have been reclassified to conform with the 2002 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Corporation considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Financial Instruments: The carrying value of the Corporation's financial instruments approximate their fair market values, other than the fair value of the Corporation's publicly-traded debt. See Note I.

Concentration of Credit Risks: The Corporation sells primarily to customers in the retail trade, including those in the mass merchandiser, drug store, supermarket and other channels of distribution. These customers are located throughout the United States, Canada, the United Kingdom, Australia, New Zealand, Mexico, South Africa, Malaysia, Hong Kong and Singapore. Net sales to the Corporation's five largest customers accounted for approximately 37%, 29% and 33% of net sales in 2002, 2001 and 2000, respectively. Net sales to Wal-Mart Stores, Inc. accounted for 12% of net sales in 2002 and 10% of net sales in 2001 and 2000.

The Corporation conducts business based on periodic evaluations of its customers' financial condition and generally does not require collateral. While the competitiveness of the retail industry presents an inherent uncertainty, the Corporation does not believe a significant risk of loss from a concentration of credit exists.

During 2002, the Corporation entered into an exclusive supply agreement with a major customer. The agreement provided for certain advances and allowances to be earned over the length of the commitment. Subsequent to entering into the agreement, the customer filed for Chapter 11 protection as it reorganizes. The Corporation expects that the customer will emerge from Chapter 11 a smaller and stronger competitor in the mass retail market. As the customer goes through the normal process of affirming all its contracts, the Corporation fully expects its contract to be affirmed. However, in the unlikely event the Corporation's contract with the customer is not affirmed, the Corporation will have a claim for the unearned portion of advances. The Corporation maintains adequate reserves for deferred contract costs and does not expect that a rejection of this contract would result in a material loss. The unlikely event of a rejection of the contract or the customer's failure to emerge from bankruptcy could potentially result in a substantial reduction to the Corporation's sales base and could negatively impact the Corporation's ability to achieve forecasted sales and profit performance levels.

Inventories: Finished products, work in process and raw material inventories are carried at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for approximately 60% of the domestic inventories. The foreign subsidiaries principally use the first-in, first-out method. Display material and factory supplies are carried at average cost.

Investment in Life Insurance: The Corporation's investment in corporate-owned life insurance policies is recorded in other assets net of policy loans. The net life insurance expense, including interest expense, is included in administrative and general expenses in the Consolidated Statement of Operations. The related interest expense, which approximates amounts paid, was $24,103, $26,120 and $40,564 in 2002, 2001 and 2000, respectively.

Goodwill: Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired and is amortized on a straight-line basis over a period of 40 years for goodwill associated with the Social Expressions Products segment and 5 to 15 years for goodwill associated with all other businesses. Accumulated amortization of goodwill at February 28, 2002 and 2001 was $46,605 and $34,708, respectively. Goodwill is reviewed annually for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of " (SFAS No. 121). Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. See "New Pronouncements" and "Other expense-net" below for further discussion.

Translation of Foreign Currencies: Asset and liability accounts are translated into United States dollars using exchange rates in effect at the date of the consolidated balance sheet; revenue and expense accounts are translated at average monthly exchange rates. Translation adjustments are reflected as a component of shareholders' equity.

Property and Depreciation: Property, plant and equipment are carried at cost. Depreciation and amortization of buildings, equipment and fixtures is computed principally by the straight-line method over the useful lives of the various assets. The cost of buildings is depreciated over 25 to 40 years and equipment and fixtures over 3 to 20 years. Property, plant and equipment are reviewed annually for impairment in accordance with SFAS No. 121.

Revenue Recognition: Sales of seasonal product to non-related retailers are recognized at the approximate date the product is received by the customer and upon the sales of products at Corporation-owned retail locations. Seasonal cards are sold with the right of return on unsold merchandise. The Corporation provides for estimated returns of seasonal cards when those sales to non-related retailers are recognized. Accrual rates utilized for establishing estimated returns reserves have approximated actual returns experience. The allowance for sales returns was $102,265 and $136,831 at February 28, 2002 and 2001, respectively.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Except for seasonal products, sales are recorded by the Corporation upon shipment of products to non-related retailers and upon the sales of products at Corporation-owned retail locations. Sales of these products are generally sold without the right of return. Sales credits for non-seasonal product are issued at the Corporation's sole discretion for damaged, obsolete and outdated products.

Sales of both everyday and seasonal products to retailers with scan-based trading arrangements with the Corporation are recognized when the products are sold by those retailers.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which among other guidance clarified the Staff's views on various revenue recognition and reporting matters. As a result, effective March 1, 2000, the Corporation adopted a change in its method of accounting for certain shipments of seasonal product. Under this accounting method, the Corporation recognizes revenue on these seasonal shipments at the approximate date the merchandise is received by the customer, commonly referred to in the industry as the ship-to-arrive date ("STA"), and not upon shipment from the distribution facility. STA is a more preferable method of recording revenue due to the large volumes of seasonal product shipment activity and the lead time required to achieve customer-requested delivery dates.

The implementation of the change has been accounted for as a change in accounting principle and applied cumulatively as if the change occurred at March 1, 2000. The effect of the change was a one-time non-cash reduction to the Corporation's earnings of $21,141 (net of tax of $12,564) or approximately $0.33 per share, which is included in operations for the year ended February 28, 2001. The Corporation recognized approximately $44,400 in net sales that are included in the cumulative effect adjustment as of March 1, 2000. Had this change been adopted effective March 1, 1999, net sales and earnings before the cumulative effect of this accounting change in 2000 would not have been materially impacted.

Shipping and Handling Fees: The Corporation classifies shipping and handling fees as part of selling, distribution and marketing expenses. Shipping and handling costs were $153,144, $154,007 and $116,930 in 2002, 2001 and 2000, respectively.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $57,049, $61,610, and $76,879 in 2002, 2001 and 2000, respectively.

Other Expense - Net: In 2002, other expense-net included $37,000 for the write-down of goodwill related to the Corporation's subsidiary in Australasia and $9,464 for the write-down to the anticipated selling price of one of its foreign operating units, which the Corporation has decided to divest. See Note C for further discussion. In 2001, other expense - net included $32,554 related to the write-down of the Corporation's investment in Egreetings Network, Inc. ("Egreetings") to its fair market value and a pre-tax gain of $8,400 on the sale of a building in Canada. In 2000, other expense - net included costs to convert the Corporation's computer systems to be Year 2000 compliant. In the years presented, other expense - net also included amortization of goodwill, foreign exchange gains and losses, gains and losses on asset disposals, and royalty and interest income.

Income Taxes: Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Stock-Based Compensation: The Corporation has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Corporation has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

New Pronouncements: In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This Statement, which establishes new accounting and reporting standards for derivative financial instruments, along with its amendments SFAS No. 137 and SFAS No. 138, became effective for the Corporation on March 1, 2001. The adoption of the Statements did not have a material effect on the Corporation's consolidated financial statements.

In July 2001, SFAS No. 141, "Business Combinations", was issued. This Statement, which supersedes APB Opinion No. 16, "Business Combinations", eliminated the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interests method is effective for transactions initiated after June 30, 2001. The remaining provisions of SFAS No. 141 are effective for transactions accounted for using the purchase method that are completed after June 30, 2001.

Also in July 2001, SFAS No. 142, "Goodwill and Intangible Assets", was issued. This Statement, which supersedes APB Opinion No. 17, "Intangible Assets", eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 will apply to goodwill and intangible assets arising from transactions completed before and after the Statement's effective date. SFAS No. 142 will be effective for the Corporation beginning in the first quarter of 2003. The Corporation is currently assessing the Statement and has not yet determined the complete impact of its adoption on its financial statements.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This Statement, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", provides a single accounting model for the disposal of long-lived assets. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the Statement significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets held-for-sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The Corporation is required to adopt this Statement for 2003. The Corporation is analyzing the effect of this Statement and does not expect it to have a material effect on the Corporation's consolidated financial position, results of operations or cash flows.

In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09 ("EITF 01-09"), "Accounting for Consideration Given by a Vendor to a Customer/Reseller", which addresses the accounting for consideration given by a vendor to a customer including both a reseller of the vendor's products and an entity that purchases the

NOTE A - SIGNIFICANT ACCOUNTING POLICIES ***(continued)***

vendor's products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", and EITF No. 00-14, "Accounting for Certain Sales Incentives". EITF 01-09 outlines the presumption that consideration given by a vendor to a customer, a reseller or a customer of a reseller is to be treated as a reduction of revenue. The Corporation is required to adopt EITF 01-09 no later than the first quarter of 2003. Although the Corporation does not expect the adoption to have any effect on its operations, it will have a material effect on certain reported statement of operations classifications. Upon adoption, the Corporation will be required to reclassify certain prior period amounts to conform to these reporting requirements. The Corporation has not yet completed its analysis of the amounts which will be reclassified for prior periods.

NOTE B - ACQUISITIONS

2002 - BlueMountain.com
On September 12, 2001, the Corporation completed its acquisition of BlueMountain.com, a division of At Home Corporation, for a cash price of $35,000. The BlueMountain.com division operates an online card and entertainment Internet site, www.bluemountain.com. The acquisition was affected through AmericanGreetings.com, Inc., and the majority of the purchase price was allocated to goodwill.

2001 - Gibson Greetings, Inc.
On March 9, 2000, the Corporation completed its acquisition of Gibson Greetings, Inc. ("Gibson") for a cash price of $10.25 per share. Gibson distributed individual relationship communication products, including greeting cards, gift wrap, party goods and licensed products. Gibson held a minority equity interest in Egreetings; the Corporation subsequently acquired the remaining shares of Egreetings in March 2001.

The acquisition has been accounted for by the purchase method of accounting, and accordingly, the consolidated statements of operations include the results of Gibson beginning with the first quarter of 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Corporation's management based on information available and on assumptions as to future operations. For financial statement purposes, the excess of cost over net assets acquired is amortized by the straight-line method over 40 years. A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:	
Assets acquired	$ 296,086
Liabilities assumed	(165,065)
Excess of cost over net assets acquired	49,288
Purchase price	180,309
Less cash acquired	10,147
Net cash paid (including $30,000 paid in 2000)	$ 170,162

The acquisition of Gibson was primarily financed through short-term borrowings.

As a result of the acquisition of Gibson, the Corporation incurred acquisition integration expenses for the incremental costs to exit and consolidate activities at Gibson locations, to involuntarily terminate Gibson employees, and for other costs to integrate operating locations and other activities of Gibson with the Corporation. Generally accepted accounting principles require that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. An additional requirement is that acquisition integration expenses which are associated with the generation of future revenues and have future economic benefit, and those associated with integrating Gibson operations into the Corporation's locations, must be recorded as expense. The components of the acquisition integration liabilities included in the purchase price allocation for Gibson follow:

	Facility Obligations	Workforce Reductions	Other	Total
Provision in 2001	$59,483	$11,405	$19,363	$90,251
Cash expenditures	5,649	10,084	10,973	26,706
Balance Feb. 28, 2001	53,834	1,321	8,390	63,545
Cash expenditures	6,063	1,321	6,848	14,232
Balance Feb. 28, 2002	$47,771	$ —	$ 1,542	$49,313

The acquisition integration liabilities are based on the Corporation's integration plan which focuses on distribution facility rationalization. The Corporation anticipates making payments on the facility obligations until 2006.

Unaudited pro forma results of operations for the twelve month period ended February 29, 2000, as if the Corporation and Gibson had been combined as of the beginning of that period, are presented below. Consolidated results for the year ended February 28, 2001, as reported, include the results of Gibson for the entire period. The pro forma results include estimates and assumptions which the Corporation's management believes are reasonable. However, the pro forma results do not include any cost savings or other effects of the planned integration of the Corporation and Gibson, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future. The pro forma results for the twelve months ended February 29, 2000 include a charge recorded by Gibson of approximately $23,000 to write down the inventory and related assets for one of its operations.

	Pro forma Twelve months ended February 29, 2000
Net sales	$2,521,663
Net income	$51,104
Earnings per share and earnings per share assuming dilution	$0.78

2001 - CPS Corporation
On July 13, 2000, the Corporation completed its acquisition of CPS Corporation ("CPS"), for a cash price of $31,000 plus 1,200,000 shares of the Corporation's common stock. CPS is a supplier of gift wrap and decorative packaging.

NOTE C - RESTRUCTURING AND SPECIAL CHARGES

2002

During 2002, the Corporation undertook three initiatives: the reorganization of the core greeting card business, the implementation of scan-based trading, and a change in a contractual relationship with a strategic partner of the Corporation's Internet business. In total, the Corporation incurred $314,448 of pre-tax special charges during 2002 in connection with these initiatives.

Included in the special charges noted above is a restructure charge of $56,715 ($35,333 net of tax, or earnings per share of $0.56). This charge was for costs associated with the consolidation and rationalization of certain of the Corporation's domestic and foreign manufacturing and distribution operations, including employee severance and benefit termination costs. The restructure charge also included a charge for a change in the contractual relationship with a partner of the Corporation's Internet unit. More specifically, the restructure charge included $29,053 for employee termination benefits, $2,054 for facility rationalization costs, $1,500 for lease exit costs, $17,727 for a change in the contractual relationship with a partner of the Corporation's Internet unit and $6,381 of other related costs. In total, approximately 1,600 positions were eliminated, comprised of approximately 1,200 hourly and 400 salaried positions. All activities were substantially completed by February 28, 2002.

The following table summarizes the provisions and remaining reserve associated with the restructure charge at February 28, 2002:

	Termination Benefits	Facility Rationalization Costs	Lease Exit Costs	Change in Contractual Relationship	Other Costs	Total
Provision	$ 29,053	$ 2,054	$1,500	$ 17,727	$ 6,381	$56,715
Non-cash charge	—	—	—	(17,727)	—	(17,727)
Cash expenditures	(11,076)	(1,829)	—	—	(6,300)	(19,205)
Balance February 28, 2002	$ 17,977	$ 225	$1,500	$ —	$ 81	$19,783

Included in accrued liabilities at February 28, 2002 is $19,783 representing the portion of severance and other exit costs not yet expended. The payment of termination benefits will not be completed until 2006.

The Corporation also recorded the following special charges in 2002:

- Charges associated with a product line size reduction and the elimination of the Corporation's Forget Me Not greeting card brand. These charges included $49,082 in material, labor and other production costs to write down inventory, and a $16,206 reduction in net sales for credits granted to customers for product on hand at their retail locations eliminated from the Corporation's brands and product lines.
- In conjunction with the integration of recently acquired operations, facility closures and the changes in the distribution infrastructure in those countries, and to reflect the general economic downturn in the region, a pre-tax, non-cash impairment charge of $37,000 recorded in the fourth quarter to write down goodwill related to its operating units in Australasia. This amount is included in other expense-net.
- Other special pre-tax charges of $66,838 associated with the Corporation's restructure and reorganization efforts, including project coordination and administration expenses, consultant expenses, field labor costs, system enhancements and facility closure costs.

The total pre-tax impact of these special charges was $225,841 ($140,699 net of tax) or $2.21 per share.

Also during 2002, the Corporation implemented its scan-based trading business model with two of its retail customers. The impact of its implementation was a $64,901 reduction in its net sales and a $8,599 reduction in its material, labor and other production costs. In addition, the Corporation incurred implementation and other costs of $32,305, primarily for the initial inventory accounting procedures, systems enhancements, outside consulting and other related costs, for a total pre-tax impact of $88,607 ($55,203 net of tax) or $0.87 per share.

The total pre-tax impact of special charges and the implementation of scan-based trading was $314,448, or $3.08 per share.

2000 - Fourth Quarter

During the quarter ended February 29, 2000, the Corporation recorded a restructuring charge of $6,126 ($4,849 net of tax, or earnings per share of $0.08) related to various foreign operations. The primary component of this charge was for the rationalization of various warehouse, distribution and manufacturing facilities in the United Kingdom in order to increase operating efficiency and lower fixed expenses. Additional initiatives included, to a lesser extent, the integration of Mexican manufacturing in the United States and the realignment of various business functions in Australia.

The restructure charge included $5,198 for employee termination benefits, $654 for lease exit costs, $274 for the write off of assets no longer in use and other restructure costs. In total, approximately 336 positions were eliminated, comprised of 304 hourly and 32 salaried employees. All activities have been substantially completed at February 28, 2002.

2000 - Second Quarter

In connection with the Corporation's initiative to continue to streamline its North American operations, and to a lesser extent, its United Kingdom operations, the Corporation recorded a $40,429 ($24,224 net of tax, or earnings per share of $0.36) special charge during the three months ended August 31, 1999 relating primarily to the consolidation of Canadian manufacturing and distribution in the United States. Included in this special charge is a $32,747 restructure charge primarily for exit costs associated with the closure of certain facilities in Canada and to a lesser extent, costs to exit certain minor United Kingdom businesses. The remaining $7,682 of the special charge was recorded in material, labor and other production costs for the write-down of inventory in Canada to net realizable value.

NOTE C - RESTRUCTURING AND SPECIAL CHARGES *(continued)*

The restructure charge of $32,747 included $25,820 of severance, pension and personnel related benefits, $4,634 of facility shut-down costs, $1,454 of lease exit costs and $839 related to other restructure costs. All initiatives associated with the Canadian restructuring have been substantially completed, with the exception of the settlement of the Canadian Division's pension plans. The Corporation has taken the necessary actions to settle the pension liabilities, and Canadian regulatory approval has been obtained. The Corporation is in the process of distributing the remaining pension plan assets to satisfy those obligations.

The following table summarizes the provisions, payments and remaining reserves associated with the restructure charges recorded in 2000:

	Termination Benefits	Facility Shut-Down Costs	Lease Exit Costs	Other Costs	Total
Provision in 2000	$31,018	$4,634	$2,108	$1,113	$38,873
Cash expenditures	(1,646)	(454)	(930)		(3,030)
Non-cash charges	(4,358)	(99)	(162)	(519)	(5,138)
Balance February 29, 2000	25,014	4,081	1,016	594	30,705
Cash expenditures	(19,152)	(514)	(12)	(35)	(19,713)
Non-cash charges		(2,334)		(342)	(2,676)
Change in estimate	45			(45)	
Impact of foreign currency exchange rate changes	(419)	(85)	(70)	(17)	(591)
Balance February 28, 2001	5,488	1,148	934	155	7,725
Cash expenditures	(4,464)	(152)	(934)	(155)	(5,705)
Change in estimate	(80)	80			
Balance February 28, 2002	$944	$1,076	$ —	$ —	$2,020

At February 28, 2002 and 2001, $2,020 and $7,725, respectively, were included in accrued liabilities representing the portion of the restructuring charge not yet expended.

NOTE D - (LOSS) EARNINGS PER SHARE

The following table sets forth the computation of (loss) earnings per share and (loss) earnings per share - assuming dilution:

	2002	2001	2000
Numerator:			
Net (loss) income for earnings per share and earnings per share - assuming dilution	$(122,310)	$(113,814)	$89,999
Denominator (thousands):			
Denominator for earnings per share - weighted average shares outstanding	63,615	63,646	65,592
Effect of dilutive securities - stock options and convertible debt	—	—	—
Denominator for (loss) earnings per share - assuming dilution - adjusted weighted average shares outstanding	63,615	63,646	65,592
(Loss) earnings per share	$ (1.92)	$ (1.79)	$ 1.37
(Loss) earnings per share - assuming dilution	$ (1.92)	$ (1.79)	$ 1.37

Certain stock options and convertible debt have been excluded for the years presented because they would have been antidilutive.

NOTE E - ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Accumulated other comprehensive (loss) income consists of the following components:

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available-For-Sale Securities	Accumulated Other Comprehensive Income (Loss)
Balance at February 28, 1999	$(30,256)	$6,691	$(23,565)
Other comprehensive loss	(1,744)	(2,263)	(4,007)
Balance at February 29, 2000	(32,000)	4,428	(27,572)
Other comprehensive loss	(30,350)	(257)	(30,607)
Balance at February 28, 2001	(62,350)	4,171	(58,179)
Other comprehensive (loss) income	(13,315)	1,880	(11,435)
Balance at February 28, 2002	$(75,665)	$6,051	$(69,614)

Gross unrealized holding gains on available-for-sale securities as of February 28, 2002 and 2001 are $9,091 and $6,271, respectively.

NOTE F - INVENTORIES

	2002	2001
Raw material	$ 55,949	$ 49,408
Work in process	34,157	33,370
Finished products	240,202	330,664
	330,308	413,442
Less LIFO reserve	83,907	93,111
	246,401	320,331
Display material and factory supplies	44,403	44,890
	$290,804	$365,221

The Corporation experienced a LIFO liquidation in 2002, which decreased pre-tax loss by approximately $9,500, or loss per share of $0.09.

NOTE G - PROPERTY, PLANT AND EQUIPMENT

	2002	2001
Land	$ 12,801	$ 15,085
Buildings	308,065	320,849
Equipment and fixtures	713,345	750,160
	1,034,211	1,086,094
Less accumulated depreciation	617,726	608,906
	$ 416,485	$ 477,188

NOTE H - DEFERRED COSTS

The Corporation has agreements with certain customers for the supply of greeting cards and related products. Deferred costs relating to these agreements are charged to operations on a straight-line basis over the effective period of each agreement. The Corporation generally enters into these agreements for an initial estimated period of five to six years. The majority of individual agreements include a minimum purchase commitment to the Corporation on the part of the customer. In these cases, the Corporation periodically reviews the progress toward the commitment and adjusts the estimated amortization period accordingly. Deferred costs estimated to be charged to operations during the next year are classified with prepaid expenses and other. Total commitments under the agreements are capitalized as deferred costs and future payment commitments, if any, are recorded as liabilities when the agreements are consummated.

At February 28, 2002 and 2001, deferred costs and future payment commitments are included in the following financial statement captions:

	2002	2001
Prepaid expenses and other	$ 134,853	$ 142,436
Other assets	814,606	717,400
Other current liabilities	(111,636)	(119,770)
Other liabilities	(80,732)	(111,030)
	$ 757,091	$ 629,036

NOTE I - LONG AND SHORT-TERM DEBT

On July 27, 1998, the Corporation issued $300,000 of 30-year senior notes with a 6.10% coupon rate under its $600,000 shelf registration with the Securities and Exchange Commission. The majority of the proceeds was used to retire commercial paper and other short-term debt, with the remainder used for other general corporate purposes and short-term investments.

On June 29, 2001, the Corporation issued $260,000 of 11.75% senior subordinated notes, due on July 15, 2008. The transaction resulted in net proceeds to the Corporation of $244,711, after deducting underwriting discounts and transactional expenses. The majority of the proceeds was used to repay indebtedness and to provide funds for general corporate purposes. On August 28, 2001, the Corporation filed Form S-4 with the Securities and Exchange Commission as required to register this debt offering.

On June 29, 2001, the Corporation issued $175,000 of 7.00% convertible subordinated notes, due on July 15, 2006. The notes are convertible at the option of the holders into shares of the Corporation's common stock at any time before the close of business on July 15, 2006, at a conversion rate of 71.9466 common shares per $1 principal amount of notes. The convertible notes outstanding could potentially result in the issuance of approximately 12,600,000 shares of the Class A Common Stock of the Corporation. The transaction resulted in net proceeds to the Corporation of $169,589, after deducting transactional expenses. The majority of the proceeds was used to repay indebtedness and to provide funds for general corporate purposes. On August 28, 2001, the Corporation filed Form S-3 with the Securities and Exchange Commission as required to register this debt offering.

The total fair value of the Corporation's publicly traded debt, based on quoted market prices, was $730,850 and $214,500 at February 28, 2002 and 2001, respectively.

On August 9, 2001, the Corporation entered into a new $350,000 senior secured credit facility. This facility consists of three tranches: (1) a $105,000, 364-day revolving facility, of which there were no amounts outstanding at February 28, 2002; (2) a $120,000 revolving facility maturing January 15, 2006, of which there were no amounts outstanding at February 28, 2002; and (3) a $125,000 term loan maturing June 15, 2006, at an interest rate of 6.6% at February 28, 2002. The Corporation has the option to request a one-year extension of the 364-day revolving facility. The term loan is payable in twenty quarter-annual principal installments, commencing November 30, 2001, and continuing on the last day of each succeeding February, May, August, and November thereafter. The credit facility is secured by the domestic assets of the Corporation and a 66 2/3% interest in the common stock of its foreign subsidiaries. The credit facility contains various restrictive covenants which require, among other things, that the Corporation meet specified periodic financial ratios, minimum net worth, maximum leverage, and earnings requirements. The credit facility also restricts the Corporation's ability to incur additional indebtedness and to engage in acquisitions of other businesses and entities.

On August 7, 2001, the Corporation entered into a three-year Accounts Receivable Securitization Financing that provides for up to $250,000 and is secured by certain trade accounts receivable. Under the terms of the agreement, the Corporation transfers receivables to a wholly-owned consolidated subsidiary that in turn utilizes the receivables to secure borrowings through a credit facility with a financial institution. There were no borrowings outstanding under this agreement at February 28, 2002.

The Corporation's subsidiary in South Africa has credit agreements permitting borrowings of up to $3,853. At February 28, 2002, the amount outstanding under this foreign revolving credit facility is $388, classified as short-term.

At February 28, 2002 and 2001, debt due within one year consists of the following:

	2002	2001
Current maturities of long-term debt	$ 3,123	$ 664
Commercial paper	—	359,541
Other short-term debt	8,597	18,699
	$11,720	$378,904

At February 28, 2002 and 2001, long-term debt consists of the following:

	2002	2001
Revolving credit and commercial paper	$ —	$ 80,484
Term loan agreements	123,125	—
Notes payable	727,607	299,996
Other	5,504	308
	856,236	380,788
Less current maturities	3,123	664
	$853,113	$380,124

Aggregate maturities of long-term debt are as follows:

2003	$ 3,123
2004	6,738
2005	1,265
2006	1,250
2007	294,375
Thereafter	549,485
	$856,236

As part of its normal operations, the Corporation provides certain financing for some of its vendors, which includes a combination of various guarantees and letters of credit. At February 28, 2002, the Corporation had credit arrangements to support the guarantees and letters of credit in the amount of $86,382 with $45,597 of open guarantees and credits outstanding.

Interest paid on short-term and long-term debt was $68,128 in 2002, $54,637 in 2001 and $34,051 in 2000.

NOTE J - RETIREMENT PLANS

The Corporation has a non-contributory profit-sharing plan with a contributory 401(k) provision covering most of its United States employees. Contributions to the profit-sharing plan were $4,365, $5,175, and $11,858 for 2002, 2001 and 2000, respectively. The Corporation matches a portion of 401(k) employee contributions contingent upon meeting specified annual operating results goals. The Corporation's matching contributions were $5,059, $0, and $4,517 for 2002, 2001 and 2000, respectively.

The Corporation also has several defined benefit and defined contribution pension plans covering certain employees in foreign countries. The cost of these plans was not material in any of the years presented. In the aggregate, the actuarially computed plan benefit obligation approximates the fair value of the plan assets.

In 2001, the Corporation assumed the obligations and assets of Gibson's defined benefit pension plan (the Retirement Plan) which covered substantially all Gibson employees who met certain eligibility requirements. Benefits earned under the Retirement Plan have been frozen and participants no longer accrue benefits after December 31, 2000. The Corporation will contribute to the plan amounts sufficient to ensure the Retirement Plan meets funding requirements.

The following table sets forth summarized information on the Retirement Plan:

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 95,211	$ —
Acquired business	—	95,540
Interest cost	5,898	5,770
Actuarial gain	(8,675)	—
Benefit payments	(7,023)	(6,099)
Benefit obligation at end of year	85,411	95,211
Change in plan assets:		
Fair value of plan assets at beginning of year	85,948	—
Fair value of plan assets of acquired business	—	84,080
Actual return on plan assets	2,732	7,967
Benefit payments	(7,023)	(6,099)
Fair value of plan assets at year end	81,657	85,948
Underfunded status at year end	(3,754)	(9,263)
Unrecognized (gain)	(7,505)	(2,109)
Accrued benefit cost	$(11,259)	$(11,372)
Assumptions		
Discount rate	7.25%	6.25%
Expected return on plan assets	7.25%	7.25%

A summary of the components of net periodic (income) for the Retirement Plan for the years ended February 28, 2002 and 2001, is as follows:

	2002	2001
Interest cost	$ 5,898	$ 5,770
Expected return on plan assets	(6,011)	(5,858)
Net periodic benefit (income)	$ (113)	$ (88)

NOTE K - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Corporation sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time United States employees who meet certain age and service requirements. In addition, for retirements on or after January 2, 1992, the retiree must have been continuously enrolled for health care for a minimum of five years or since January 2, 1992. The plan is contributory, with retiree contributions adjusted periodically, and contains other cost-sharing features such as deductibles and coinsurance. The Corporation made significant changes to its retiree health care plan in 2002 by imposing dollar maximums on the per capita cost paid by the Corporation for future years. The Corporation maintains a trust for the payment of retiree health care benefits. This trust is funded at the discretion of management.

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$113,855	$ 80,452
Acquired business	—	3,034
Service cost	2,558	2,402
Interest cost	8,672	6,649
Participant contributions	2,593	3,527
Plan amendments	(50,899)	—
Actuarial losses	23,259	24,829
Benefit payments	(7,461)	(7,038)
Benefit obligation at end of year	92,577	113,855
Change in plan assets:		
Fair value of plan assets at beginning of year	55,593	47,269
Actual return on plan assets	1,950	5,838
Contributions	7,461	9,524
Benefit payments	(7,461)	(7,038)
Fair value of plan assets at end of year	57,543	55,593
Underfunded status at end of year	(35,034)	(58,262)
Unrecognized prior service (credit)	(50,899)	—
Unrecognized loss	66,058	44,148
Accrued benefit cost	$(19,875)	$(14,114)
Components of net periodic benefit cost:		
Service cost	$ 2,558	$ 2,402
Interest cost	8,672	6,649
Expected return on plan assets	(4,233)	(3,627)
Amortization of actuarial loss	3,631	1,685
Net periodic benefit cost	$ 10,628	$ 7,109

Weighted average assumptions as of February 28:

Discount rate	7.25%	7.25%
Expected return on assets	8.00%	8.00%
Health care cost trend rate	12.0%**	10.0%*

***decreasing 0.5% per year to 6%   * decreasing 1% per year to 5%*

Effect of a 1% increase in health care cost trend rate on:		
Service cost plus interest cost	$ 2,034	$ 1,636
Accumulated postretirement benefit obligation	7,553	17,481
Effect of a 1% decrease in health care cost trend rate on:		
Service cost plus interest cost	$ (1,623)	$ (1,300)
Accumulated postretirement benefit obligation	(6,095)	(14,175)

NOTE L - LONG-TERM LEASES AND COMMITMENTS

The Corporation is committed under noncancelable operating leases for commercial properties (certain of which have been subleased) and equipment, terms of which are generally less than 25 years. Rental expense under operating leases for the years ended February 28, 2002 and 2001 and February 29, 2000 follows:

	2002	2001	2000
Gross rentals	$70,705	$71,479	$59,876
Less sublease rentals	1,985	2,611	3,638
Net rental expense	$68,720	$68,868	$56,238

At February 28, 2002, future minimum rental payments for noncancelable operating leases, net of aggregate future minimum noncancelable sublease rentals, follow:

Gross rentals:	
2003	$ 49,647
2004	41,385
2005	31,617
2006	26,102
2007	22,082
Later years	50,768
	221,601
Sublease rentals	(10,357)
Net rentals	$211,244

NOTE M - COMMON SHARES AND STOCK OPTIONS

At February 28, 2002 and 2001, common shares authorized consisted of 187,600,000 Class A and 15,832,968 Class B shares.

Class A shares have one vote per share and Class B shares have ten votes per share. There is no public market for the Class B common shares of the Corporation. Pursuant to the Corporation's Amended Articles of Incorporation, a holder of Class B common shares may not transfer such Class B common shares (except to permitted transferees, a group that generally includes members of the holder's extended family, family trusts and charities) unless such holder first offers such shares to the Corporation for purchase at the most recent closing price for the Corporation's Class A common shares. If the Corporation does not purchase such Class B common shares, the holder must convert such shares, on a share for share basis, into Class A common shares prior to any transfer.

Under the Corporation's Stock Option Plans, options to purchase Class A and Class B shares are granted to directors, officers and other key employees at the then-current market price. In general, subject to continuing employment, options become exercisable commencing twelve months after date of grant in annual installments and expire over a period of not more than ten years from the date of grant. Under certain grants made in 2002, the options become exercisable when the market value of Class A shares reaches a specified share price or 18 months after the grant date, whichever occurs first. These options expire at the earlier of six months plus one day after a specified share price is reached or ten years from the date of grant. The options granted to non-employee directors become exercisable in either six installments over five years or in four installments over four years.

The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock options issued subsequent to February 28, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma information for stock options indicates an increase in net loss of $7,849 in 2002 and $4,863 in 2001, and a decrease in net income of $8,520 in 2000. The pro forma information and related assumptions under the Black-Scholes method follow:

	2002	2001	2000
Net (loss) income	$(130,159)	$(118,677)	$81,479
(Loss) earnings per share	$ (2.05)	$ (1.86)	$ 1.24
(Loss) earnings per share - assuming dilution	$ (2.05)	$ (1.86)	$ 1.24
Assumptions:			
Risk-free interest rate	4.5%	5.9%	5.4%
Dividend yield	3.9%	5.4%	3.2%
Expected stock volatility	0.58	0.46	0.41
Expected life in years:			
Grant date to exercise date	7.6	7.7	5.7
Vest date to exercise date	2.4	2.4	2.4

NOTE M - COMMON SHARES AND STOCK OPTIONS *(Continued)*

Stock option transactions and prices are summarized as follows:

	Number of Options		Weighted-Average Exercise Price Per Share	
	Class A	Class B	Class A	Class B
Options outstanding				
February 28, 1999	2,278,031	769,186	$29.18	$27.30
Granted	3,648,950	—	23.81	—
Exercised	(20,800)	(2,000)	20.28	19.25
Cancelled	(293,000)	(1,000)	26.09	26.13
Options outstanding				
February 29, 2000	5,613,181	766,186	$25.87	$27.32
Granted	775,500	—	15.45	—
Exercised	(1,600)	—	16.53	—
Cancelled	(626,850)	(76,500)	25.16	24.15
Options outstanding				
February 28, 2001	5,760,231	689,686	$24.57	$27.67
Granted	4,847,728	442,277	10.29	9.95
Exercised	(10,600)	—	8.72	—
Cancelled	(1,566,231)	(98,590)	19.63	20.10
Options outstanding				
February 28, 2002	9,031,128	1,033,373	$17.74	$20.81
Options exercisable at February 28 or 29:				
2002	2,638,850	591,096	$26.97	$28.94
2001	2,469,531	689,686	27.44	27.74
2000	1,709,281	649,436	27.47	26.93

The weighted average remaining contractual life of the options outstanding as of February 28, 2002 is 7.4 years.

Range of exercise prices for options outstanding:

	Outstanding		Exercisable		
Exercise Price Ranges	Optioned Shares	Weighted-Average Exercise Price	Optioned Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$8.50000 - 8.50000	94,400	$ 8.50000	23,600	$ 8.50000	8.78
9.95000 - 9.95000	4,292,861	9.95000	—	—	8.92
10.13000 - 17.56250	948,694	14.08713	132,900	15.95152	8.95
18.00000 - 23.56250	2,484,400	23.25868	970,950	23.23712	6.68
23.68750 - 29.43750	813,950	26.69548	695,150	26.89719	4.58
29.50000 - 29.50000	1,090,300	29.50000	1,083,900	29.50000	4.70
29.87500 - 48.50000	317,146	38.66776	304,896	38.69506	5.22
50.00000 - 50.00000	16,000	50.00000	12,000	50.00000	6.33
50.25000 - 50.25000	6,600	50.25000	6,400	50.25000	5.96
51.62500 - 51.62500	150	51.62500	150	51.62500	6.34
$8.50000 - $51.62500	10,064,501		3,229,946		

NOTE N - BUSINESS SEGMENT INFORMATION

The Corporation is organized and managed according to a number of factors, including product categories, geographic locations and channels of distribution. The Social Expression Products segment primarily designs, manufactures and sells greeting cards and other products through various channels of distribution with mass retailers as the primary channel and is managed by geographic location. As permitted under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," certain operating divisions have been aggregated into one reportable segment. These operating divisions have similar economic characteristics, products, production processes, types of customers and distribution methods.

AmericanGreetings.com, Inc. (92.2% owned) is an Internet-based provider of greetings and other social communication content to consumers and Internet-based businesses.

The Corporation's non-reportable operating segments include the design, manufacture and sale of promotional Christmas product, non-prescription reading glasses, educational materials and display fixtures; and the sale of both the Corporation's products and other products through retail stores.

The Corporation evaluates segment performance based on earnings before foreign currency exchange gains or losses, interest income, interest expense and income taxes. Centrally incurred and managed costs and special charges are not allocated back to the operating segments. The accounting policies of the reportable segments are the same as those described in Note A - Significant Accounting Policies, except those that are related to LIFO or applicable to only corporate items.

Intersegment sales are recorded at wholesale prices. Intersegment sales and profits are eliminated in consolidation. All inventories resulting from intersegment sales are carried at cost.

The reporting and evaluation of segment assets include net accounts receivable, inventory on a "first-in, first-out" basis, display materials and factory supplies, prepaid expenses, other assets (including net deferred costs), and net property, plant and equipment.

Segment results are reported and evaluated at consistent exchange rates between years to eliminate the impact of foreign currency fluctuations. An exchange rate adjustment is included in the reconciliation of the segment results to the consolidated results; this adjustment represents the impact on the segment results of the difference between the exchange rates used for segment reporting and evaluation and the actual exchange rates for the periods presented.

NOTE N - BUSINESS SEGMENT INFORMATION *(Continued)*

OPERATING SEGMENT INFORMATION

	Net Sales			Earnings		
	2002	2001	2000	2002	2001	2000
Social Expression Products	$1,856,794	$1,948,697	$1,716,376	$295,527	$319,596	$337,711
Intersegment items	(83,436)	(85,659)	(85,229)	(58,913)	(61,825)	(59,763)
Net	1,773,358	1,863,038	1,631,147	236,614	257,771	277,948
AmericanGreetings.com	39,731	24,378	14,345	(2,131)	(36,065)	(20,373)
Non-reportable segments	633,975	629,821	500,068	72,969	58,337	50,779
Special charges	(82,372)	—	3,583	(311,971)	—	(46,387)
Egreetings write down	—	—	—	—	(32,554)	—
Exchange rate adjustment	(22,045)	1,577	26,093	(2,862)	(271)	(1,391)
Unallocated items - net	13,093	—	—	(188,943)	(148,585)	(119,952)
Consolidated	$2,355,740	$2,518,814	$2,175,236	$(196,324)	$98,633	$140,624

	Assets			Depreciation and Amortization		
	2002	2001	2000	2002	2001	2000
Social Expression Products	$1,632,733	$1,777,479	$1,693,037	$48,451	$46,489	$44,220
AmericanGreetings.com	64,641	48,563	31,663	4,884	22,773	6,385
Non-reportable segments	415,577	417,462	264,168	27,911	24,343	21,733
Unallocated and intersegment items	510,990	484,956	500,455	3,631	3,873	5,115
Exchange rate adjustment	(8,946)	(16,386)	28,660	(569)	579	(853)
Consolidated	$2,614,995	$2,712,074	$2,517,983	$84,308	$98,057	$76,600

	Capital Expenditures		
	2002	2001	2000
Social Expression Products	$15,198	$56,565	$25,494
AmericanGreetings.com	3,223	4,741	3,762
Non-reportable segments	12,675	14,792	21,275
Exchange rate adjustment	(2,127)	(1,716)	222
Consolidated	$28,969	$74,382	$50,753

OTHER INFORMATION

	Net Sales		
Product Information	2002	2001	2000
Everyday greeting cards	$933,934	$1,063,576	$976,922
Seasonal greeting cards	472,624	513,464	438,921
Gift wrapping and wrap accessories	395,421	395,639	301,131
All other	553,761	546,135	458,262
Consolidated	$2,355,740	$2,518,814	$2,175,236

	Net Sales			Fixed Assets - Net		
Geographic Information	2002	2001	2000	2002	2001	2000
United States	$1,961,619	$2,087,090	$1,751,686	$366,279	$416,447	$371,622
Foreign	394,121	431,724	423,550	50,206	60,741	75,793
Consolidated	$2,355,740	$2,518,814	$2,175,236	$416,485	$477,188	$447,415

NOTE O – INCOME TAXES

Income (loss) before income taxes and cumulative effect of accounting change:

	2002	2001	2000
United States	$(168,972)	$76,159	$123,190
Foreign	(27,352)	22,474	17,434
	$(196,324)	$98,633	$140,624

Income taxes (benefit) have been provided as follows:

	2002	2001	2000
Current:			
Federal	$(49,729)	$212,138	$ 3,029
Foreign	4,963	(2,799)	(9,082)
State and local	(8,494)	21,821	1,197
	(53,260)	231,160	(4,856)
Deferred			
(principally federal)	(20,754)	(39,854)	55,481
	$(74,014)	$191,306	$50,625

Significant components of the Corporation's deferred tax assets and liabilities at February 28, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Employee benefit and incentive plans	$ 27,408	$ 20,742
Sales returns	4,714	11,225
Deferred capital loss carry forward	11,394	11,394
Inventory costing	10,500	24,698
Lease buyout	89,563	35,096
Other	85,929	99,334
	229,508	202,489
Valuation allowance	(44,756)	(20,861)
Total deferred tax assets	184,752	181,628
Deferred tax liabilities:		
Depreciation	46,210	30,056
Other	19,789	25,567
Total deferred tax liabilities	65,999	55,623
Net deferred tax assets	$118,753	$126,005

The increase in the valuation allowance was primarily due to an increase in foreign net operating losses and net operating losses acquired pursuant to 2002 acquisitions.

Reconciliation of income tax (benefit) expense using the statutory rate and actual income tax exposure is as follows:

	2002	2001	2000
Income tax (benefit) expense at statutory rate	$(68,714)	$ 34,522	$ 49,218
State and local income taxes, net of federal tax benefit	(6,386)	3,286	5,346
Contested liability - COLI	—	143,581	—
Deferred capital loss carryforward	—	11,394	—
Foreign differences	2,153	(6,790)	(11,037)
Other	(1,067)	5,313	7,098
Income tax at effective tax rate	$(74,014)	$191,306	$ 50,625

Income taxes (refunded) paid were $(25,564) in 2002, $(18,174) in 2001 and $19,821 in 2000.

Deferred taxes have not been provided on approximately $66,327 of undistributed earnings of foreign subsidiaries since substantially all of these earnings are necessary to meet their business requirements. It is not practicable to calculate the deferred taxes associated with these earnings, however, foreign tax credits would be available to reduce federal income taxes in the event of distribution. At February 28, 2002, the Corporation had approximately $50,463 of foreign operating loss carryforwards, of which $27,639 have no expiration dates and $22,824 have expiration dates ranging from 2003 through 2012.

Included in income tax expense in 2001 was a charge for $143,581 for potential tax exposure for the fiscal years ended 1992 through 1999 relating to the Corporation's corporate-owned life insurance program (COLI). This charge sufficiently provides for any anticipated effect of proposed adjustments by the IRS for the disallowance of certain deductions related to this insurance program. The Corporation believes that it has fully complied with the tax law as it related to its COLI program and is vigorously contesting the proposed adjustments or any subsequent assessments.

QUARTERLY RESULTS OF OPERATIONS

(Unaudited)
Thousands of dollars except per share amounts

The following is a summary of the unaudited quarterly results of operations for the years ended February 28, 2002 and 2001:

	Quarter Ended			
	May 31	Aug 31	Nov 30	Feb 28
Fiscal 2002				
Net sales	$505,740	$488,225	$705,433	$656,342
Gross profit	254,124	301,824	391,921	415,626
Restructure charges	52,925	—	—	3,790
Net income (loss)	(80,096)	(35,716)	6,625	(13,123)
Earnings (loss) per share	(1.26)	(0.56)	0.10	(0.20)
Earnings (loss) per share - assuming dilution	(1.26)	(0.56)	0.10	(0.20)

	Quarter Ended			
	May 31	Aug 31	Nov 30	Feb 28
Fiscal 2001				
Net sales	$595,741	$493,732	$766,095	$663,246
Gross profit	392,417	298,621	410,237	418,268
Cumulative effect of accounting change, net of tax	21,141	—	—	—
Net income (loss)	17,365	(35,505)	32,015	(127,689)
Earnings (loss) per share	0.27	(0.55)	0.50	(2.01)
Earnings (loss) per share - assuming dilution	0.27	(0.55)	0.50	(2.01)

STOCK PRICES

The high and low stock prices, as reported in the New York Stock Exchange listing, for the years ended February 28, 2002 and 2001:

	2002		2001	
	High	Low	High	Low
1st Quarter	$14.50	$9.75	$19-9/16	$15-5/16
2nd Quarter	14.43	9.95	24-1/16	16-7/8
3rd Quarter	15.36	11.49	20.13	8.94
4th Quarter	16.00	11.98	13.91	8.19

CASH DIVIDENDS

Dividends per share declared in:	2002	2001
2nd Quarter (paid September 10, 2001 and September 8, 2000)	$0.10	$0.21
3rd Quarter (paid December 7, 2001 and December 8, 2000)	0.10	0.21
3rd Quarter (paid March 9, 2001)	—	0.10
4th Quarter (paid June 8, 2001)	—	0.10
	$0.20	$0.62

SHAREHOLDERS

At February 28, 2002 the Corporation had approximately 27,000 shareholders.

SELECTED FINANCIAL DATA

Years ended February 28 or 29

Thousands of dollars except share and per share amounts*

Summary of Operations

	2002	2001	2000	1999
Net sales	$ 2,355,740	$ 2,518,814	$ 2,175,236	$ 2,205,706
Gross profit	1,363,495	1,519,543	1,365,889	1,448,626
Restructure and other non-recurring charge (gain)	56,715	—	38,873	13,925
Interest expense	78,599	55,387	34,255	29,326
Income (loss) before cumulative effect of accounting changes	(122,310)	(92,673)	89,999	180,222
Cumulative effect of accounting changes, net of tax	—	(21,141)	—	—
Net (loss) income	(122,310)	(113,814)	89,999	180,222
Earnings (loss) per share:				
Before cumulative effect of accounting changes	(1.92)	(1.46)	1.37	2.56
Cumulative effect of accounting changes, net of tax	—	(.33)	—	—
Earnings (loss) per share	(1.92)	(1.79)	1.37	2.56
Earnings (loss) per share - assuming dilution	(1.92)	(1.79)	1.37	2.53
Cash dividends per share**	.20	.62	.80	.94
Fiscal year end market price per share	13.77	13.06	17.25	23.69
Average number of shares outstanding	63,615,193	63,646,405	65,591,798	70,345,980

Financial Position

	2002	2001	2000	1999
Accounts receivable - net	$ 288,986	$ 387,534	$ 430,825	$ 390,740
Inventories	290,804	365,221	249,433	251,289
Working capital	350,142	94,455	518,196	728,144
Total assets	2,614,995	2,712,074	2,517,983	2,419,328
Property, plant and equipment additions	28,969	74,382	50,753	60,950
Long-term debt	853,113	380,124	442,102	463,246
Shareholders' equity	902,419	1,047,190	1,252,411	1,346,611
Shareholders' equity per share	14.15	16.49	19.41	19.49
Net return on average shareholders' equity before cumulative effect of accounting changes	(12.5)%	(8.1)%	6.9%	13.4%
Return on net sales before income taxes and cumulative effect of accounting changes	(8.3)%	3.9%	6.5%	12.8%

* Share and per share amounts for 1993 and prior have been restated to reflect the 1994 stock split.
** See quarterly results of operations for detailed table.

1998	1997	1996	1995	1994	1993	1992
$ 2,198,765	$ 2,161,089	$ 2,003,038	$ 1,868,927	$ 1,769,964	$ 1,671,692	$ 1,553,961
1,408,077	1,355,965	1,241,032	1,192,842	1,097,944	1,010,509	908,010
(22,125)	—	52,061	—	—	—	—
22,992	30,749	24,290	16,871	16,897	26,924	30,423
190,084	167,095	115,135	148,792	130,884	112,288	97,462
—	—	—	—	(17,182)	—	—
190,084	167,095	115,135	148,792	113,702	112,288	97,462
2.58	2.23	1.54	2.00	1.77	1.55	1.40
—	—	—	—	(.23)	—	—
2.58	2.23	1.54	2.00	1.54	1.55	1.40
2.55	2.22	1.53	1.98	1.52	1.53	1.38
.71	.67	.62	.55	.48	.42	.38
45.63	31.00	27.38	29.38	27.88	24.00	21.25
73,708,100	74,818,960	74,528,809	74,305,346	73,809,132	72,440,114	69,514,436

$ 373,594	$ 375,324	$ 353,671	$ 324,329	$ 322,675	$ 276,932	$ 264,125
271,205	303,611	335,074	279,270	243,357	228,123	275,955
506,029	562,148	516,346	531,199	474,280	581,651	628,997
2,161,464	2,135,120	2,005,832	1,761,751	1,565,234	1,548,400	1,437,760
67,898	92,895	91,590	97,290	102,859	77,099	67,328
148,800	219,639	231,073	74,480	54,207	169,381	255,711
1,345,217	1,361,655	1,235,022	1,159,541	1,053,442	952,535	865,046
18.90	18.16	16.53	15.61	14.21	13.07	12.05
14.0%	12.9%	9.6%	13.4%	13.0%	12.4%	12.8%
13.3%	11.8%	8.7%	12.2%	11.8%	10.8%	9.8%

Years ended February 28 or 29, 2002, 2001 and 2000

Overview

Fiscal 2002 represented a year of change for the Corporation. Bold initiatives were introduced to address internal business requirements, as well as to respond to continued market pressures.

The Corporation successfully executed a reorganization plan aimed at reducing operating costs, rationalizing its brands, reducing Stock Keeping Units ("SKUs") in many of its product lines, streamlining its internal reporting relationships along customer-focused process lines, and completing the integration activities for acquisitions made in the prior year. This comprehensive plan impacted virtually all parts of the organization.

At the same time, the Corporation addressed two key market issues. First, it converted its two largest retail accounts to a scan-based trading business model. The high cost of conversion on the part of both the supplier and the retailer demonstrates the commitment to a true partnering relationship. Secondly, the Corporation took major steps to reset its product mix to offer a broader range of lower priced cards. The Corporation's renewed focus on value was a strategic decision that addressed an industry-wide concern about greeting card prices.

Both net sales and earnings were lower than prior year due to a combination of market-driven declines and "Special Charges" resulting from the Corporation's decision to implement this reorganization program and the adoption of its new scan-based trading business model. An analysis of the financial results illustrates that the majority of the change in both net sales and pre-tax income (loss) from prior year is the direct result of these initiatives:

	($ millions)	
	Net Sales	Pre-Tax Income (Loss)
Reported results for the year ended February 28, 2002	$2,355.7	($196.3)
Impact of implementation of scan-based trading model	64.9	88.6
Impact of reorganization initiatives	17.4	208.1
Impact of contractual changes at Internet subsidiary	—	17.7
Results of operations excluding Special Charges	$2,438.0	$118.1
For the year ended February 28, 2001 excluding Egreetings write-down	$2,518.8	$131.2

In September, AmericanGreetings.com, the Corporation's Internet subsidiary, acquired BlueMountain.com. Shortly thereafter, the Corporation introduced an enhanced subscription based service for its electronic greetings, and has been pleased with the early success of this enhanced model.

Results of Operations

Revenue

Net sales for the period ended February 28, 2002 were $2.4 billion, a decrease of 6.5% from the prior year. The effect of special charges taken during the year resulted in the majority of this reduction. Excluding the impact of credits issued for the conversion to scan-based trading and the brand rationalization initiatives, consolidated net sales in the base business were down $80.8 million, or 3.2% from prior year. In 2001, net sales increased 15.8%, driven primarily by the acquisitions of Gibson Greetings, Inc. ("Gibson") and CPS Corporation ("CPS"). After excluding these acquisitions, net sales in 2001 were down 1% compared to 2000.

The market for everyday products remained somewhat soft for the Corporation, particularly in the United States and Australia. Excluding the effect of special charges, unit sales of everyday greeting cards declined 2.9% from 2001. Approximately half of the decline was the result of the Corporation completing its activities to reduce inventories at certain retailers while the remainder reflects the continuation of a flat to gradually-declining market in everyday greeting card consumption. In 2001, excluding the impact of the Gibson acquisition, unit sales of everyday cards were down approximately 2%. In 2002, the Corporation experienced a 2.8% decline in its average realized selling prices for these everyday cards primarily resulting from the broader distribution of value priced cards in its overall product mix. The Corporation views the introduction of entry price points as an important piece of its longer term strategy.

Seasonal card sales, net of provisions for returns, improved 4.1% from prior year in 2002. The current year performance represents an important reversal of slightly declining trends seen throughout the industry over the past several years and indicates some success in the Corporation's initiatives to reduce seasonal return rates. After special charges, the Corporation's greeting card divisions in the United States, Canada, and United Kingdom all experienced improved seasonal card performance. In the United States, where sales less returns increased by 4.4%, the average realized price was reduced by approximately 5.8%. Net seasonal card unit sales were up 8.7% to prior year worldwide for the Corporation. In 2001, after excluding the impact of the Gibson acquisition, net sales of seasonal greeting cards were down 3.5%.

Net sales of all other non-card products were up 0.8% from prior year. On a consolidated basis, increased sales of promotional wrappings were virtually offset by reductions of in-line wrapping products and net sales for the total category were flat with prior year. Most of the increase from prior year resulted from higher sales of calendars, custom display fixtures, ribbons, and tissue.

The contribution of each major product category as a percent of net sales for the past three years is:

	2002	2001	2000
Everyday Greeting Cards	40%	42%	45%
Seasonal Greeting Cards	20%	20%	20%
Gift Wrapping and Wrap Accessories	17%	16%	14%
All Other Products	23%	22%	21%

The All Other Products classification includes giftware, party goods, reading glasses, candles, balloons, calendars, custom display fixtures, educational products, and stickers.

Expenses and Profit Margins
Although profit margins for the year declined from the prior year, a significant portion of that decrease was attributable to the special charges that occurred during the year. The margins associated with the ongoing base business were improved over the prior year, as the Corporation continued to realize the benefit of the integration of the acquired Gibson and CPS businesses into its operating units.

Material, labor and other production costs were 42.1% of net sales, up from 39.7% in 2001 and 37.2% in 2000. Material, labor and other production costs included the following:

- A pre-tax charge of $49.1 million, net of LIFO valuation benefits, to reduce the value of inventory in the Corporation's domestic operations to net realizable value associated with its brand rationalization and product line reduction.

- A pre-tax reduction of $8.6 million related to the Corporation's conversion to scan-based trading.

- Other pre-tax charges of $19.6 million associated with the Corporation's reorganization of its core business, including equipment moving expenses; fixture, displayer and signage costs; and production system enhancements.

Excluding those items, material, labor and other production costs were 38.2% of net sales in 2002, a decrease from 39.7% in 2001. Favorable production efficiencies and lower cabinet and display costs contributed to the improvement. The increase in 2001 compared to 2000 was due to a shift in sales to higher cost product due primarily to the CPS acquisition and to lower sales of relatively higher margin everyday greeting cards.

Selling, distribution and marketing expenses were 45.0% of net sales in 2002, up from 42.4% in both 2001 and 2000. Special charges included in selling, distribution and marketing expenses were as follows:

- Pre-tax expenses of $18.1 million associated with the Corporation's reorganization of its core business, primarily field execution costs related to the brand rationalization and product line reduction initiatives.

- A pre-tax charge of $20.0 million to increase the Corporation's reserves recognizing the shifting of risks and responsibilities from the traditional business model inherent in the change in the relationship with the customers converted to scan-based trading and increased risk in the current competitive market.

Excluding those items, selling, distribution and marketing expenses were 41.9% of net sales in 2002, down from 42.4% in 2001. Approximately half of the 50 basis point improvement is the result of lower marketing costs in the Corporation's Internet unit. In the United States, the Corporation incurred additional field expenses associated with implementing a new agreement with a major retailer, but this was more than offset by lower advertising and sales administration expenses. The amortization of deferred costs relating to contracts with retailers was down 2.8% compared to 2001. In 2001 these costs dropped 4.1% from 2000. Deferred costs and the Corporation's method of accounting for them are described in Note H to the Consolidated Financial Statements.

Administrative and general expenses were $313.7 million for the year, compared to $280.2 million in 2001 and $227.1 million in 2000. The 2002 amount includes special charges for the costs of the Corporation's conversion to scan-based trading of $12.4 million and other charges for the Corporation's reorganization efforts of $13.4 million. Excluding those items, administrative and general expenses increased 2.7% over prior year primarily resulting from increased costs for health care and executive compensation. During the year the Board of Directors approved a stock grant to the President and Chief Operating Officer, and the Corporation recognized the fair value of the grant of $2.6 million as compensation expense. The increase from 2000 to 2001 was related to the acquisitions of the Gibson and CPS businesses, which had higher expense levels prior to savings gained through their integration into the core business.

Interest expense was $78.6 million in 2002, compared to $55.4 million in 2001 and $34.3 million in 2000. The Corporation's debt levels increased from the prior year to fund the Corporation's reorganization and scan-based trading initiatives and other general purposes. Higher interest rates on the Corporation's new credit facilities also contributed to the increase in interest expense. The increase from 2000 to 2001 was due to higher borrowing levels to fund the Corporation's acquisition of Gibson and CPS, as well as the repurchase of the Corporation's common stock.

Other expense - net was $51.8 million in 2002 compared to $16.8 million in 2001 and $3.7 million in 2000. The 2002 amount includes a $37 million special charge to reflect the pre-tax, non-cash impairment write-down of goodwill associated with the Corporation's operations in Australasia as a result of restructuring the business and to address the general economic deterioration in the Pacific Rim. In the fourth quarter of 2002, the Corporation also decided to divest of one of its operating units in the region and recognized a special charge of $9.5 million to reflect its anticipated fair value. The 2001 amount included a $32.5 million non-cash charge for the write-down of the Corporation's investment in Egreetings Network, Inc. ("Egreetings") shares acquired as part of the Gibson transaction, as well as an $8.4 million gain on the sale of a building.

The effective tax rate for 2002 was 37.7%. The 2002 effective tax rate reflects the United States statutory rate of 35% combined with the additional net impact of the various foreign, state and local income tax rates. The Corporation's foreign subsidiary results had negligible effect on the consolidated effective tax rate in 2002.

In 2001, the Corporation recorded a charge of $143.6 million for potential tax exposure for 1992 through 1999 relating to the Corporation's corporate-owned life insurance programs ("COLI"). This exposure had been previously discussed in periodic filings with the Securities and Exchange Commission ("SEC") and represents the effect of proposed adjustments by the Internal Revenue Service ("IRS") for the disallowance of certain deductions related to these insurance programs. The Corporation will continue to vigorously contest the proposed adjustments or any subsequent adjustments and believes it can distinguish certain of its COLI plans from those addressed in previous tax protests. Additionally, the Corporation recorded the write-down of its investment in shares in Egreetings and established a valuation allowance equal to the full tax benefit of the write-down.

The 2000 effective tax rate was 36.0%. The rate for 2000 included a 2.1 percentage point benefit for utilization of a foreign net operating loss carryforward. See Note O to the consolidated financial statements for details of the differences between taxes at the Federal statutory rate and actual tax expense (benefit).

Cumulative Effect of Accounting Change

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which, among other guidance, clarified the Staff's views on various revenue recognition and reporting matters. As a result, effective March 1, 2000, the Corporation adopted a change in its method of accounting for certain shipments of seasonal product, which carry implied acceptance provisions. Under the new accounting method adopted retroactive to March 1, 2000, the Corporation now recognizes revenue on these seasonal shipments at the approximate date the merchandise is received by the customer, commonly referred to in the industry as the ship-to-arrive date ("STA"), and not upon shipment from the Corporation's distribution facility. STA is a more preferable method of recording revenue due to the large volumes of seasonal product shipment activity and the lead time required to achieve customer-requested delivery dates. The cumulative effect of the change in 2001 resulted in a one-time non-cash reduction to the Corporation's earnings of $21.1 million (net of tax of $12.6 million), or approximately $0.33 per share. Had this change been adopted effective March 1, 1999, net sales and earnings before the cumulative effect of this accounting change for 2000 would not have been materially impacted.

Special Charges

In its filing of Form 10-K for the period ended February 28, 2001 and in its subsequent Form 10-Q filings, the Corporation has discussed the progress on the implementation of its restructuring and scan-based trading initiatives. Virtually all of those initiatives have been substantially completed and for the year the Corporation incurred total pre-tax special charges of $314.4 million.

The scan-based trading business model represents a significant change in the Corporation's traditional business practices relative to its two largest customers. The new relationship redefines risks and responsibilities for both parties while at the same time strengthens the reliance upon each other for a true partnering relationship.

The core of the business model rests with the Corporation providing product to the customer on a consignment basis with both parties simultaneously recording sales at the time a product is electronically scanned through the retailer's cash register. The need for enhanced controls on the part of both parties requires a high reliance on the compatibility and coordination of electronic data interchange.

The advance costs of converting to this new business model were substantial for both parties and indicate the commitment to a true partnering relationship. For the Corporation, the single largest financial impact was related to the reversal of previous sales transactions required to revert legal ownership of the inventory in the retail stores back to the Corporation. Following physical inventories conducted at each store location, the Corporation issued sales credits totaling $64.9 million to these two customers and all parties simultaneously modified their electronic inventory tracking systems accordingly. The Corporation incurred additional costs, net of inventory credits, of $23.7 million primarily for the initial inventory counting procedures, systems enhancements, outside consulting, recognition of shrink obligations, and other costs related to this fundamental change in the business relationship.

The Corporation also incurred additional pre-tax special charges of $225.8 million associated with its restructure program. The primary objectives of the restructure program were to complete the integration of recent acquisitions, rationalize the product branding strategy, significantly reduce product line sizes, consolidate manufacturing operations, and reduce costs through the elimination of non-value-added activities. The Corporation established a Project Management Office to charter, scope, and track the progress of various restructuring initiatives to assure achievement of the objectives. By February 28, 2002 all projects had been completed or were substantially complete and the Corporation does not expect to incur any additional Special Charges related to these projects going forward. The costs for these projects can be summarized as follows:

- A pre-tax restructuring charge of $56.7 million. This pre-tax charge included $39.0 million for the consolidation and rationalization of certain of the Corporation's domestic and foreign manufacturing and distribution operations. These costs relate directly to employee severance and benefit termination costs, lease termination costs, and certain other costs required to exit certain facilities. In addition, the restructuring charge includes $17.7 million related to the completion of contractual changes with an online partner of the Corporation's Internet unit.

- A reduction in net sales of $16.2 million for the elimination of the "Forget Me Not" brand and other product line size reductions.

- A pre-tax charge of $49.1 million to reduce the value of inventory in the Corporation's domestic and Canadian operations to net realizable value associated with the brand rationalization and product line size reduction, highlighted by the elimination of the Corporation's "Forget Me Not" product brand.

- A pre-tax charge of $46.5 million to reduce the carrying value of the net assets of two of the Corporation's under-performing foreign operating units in the Pacific Rim.

- A pre-tax charge of $57.3 million for other non-recurring costs related to the restructure efforts, primarily involving field execution, program administration, moving and training costs, fixed asset eliminations, and similar costs incurred at certain of the foreign subsidiaries.

In a related phase of its restructuring efforts, the Corporation realigned its borrowing capabilities and increased its potential debt capacity to approximately $1.3 billion. The new facilities are comprised of a balanced mix of senior notes, convertible notes, term loans, secured credit facilities, and revolving credit facilities, all with varying maturities and interest rates.

On June 22, 2001, the Corporation entered into agreements to sell $175 million of 7.00% convertible subordinated notes due in 2006 and $260 million of 11.75% senior subordinated notes due in 2008 to qualified institutional investors. The convertible notes outstanding could potentially result in the issuance of 12.6 million shares of the Corporation's Class A Common Stock. The transactions, which closed on June 29, 2001, resulted in net proceeds to the Corporation of approximately $414.3 million, after deducting underwriting discounts and transactional expenses. The Corporation used the net proceeds from these offerings to repay indebtedness and to provide funds for other general corporate purposes. On August 28, 2001, the Corporation filed Form S-3 and Form S-4 with the Securities and Exchange Commission to register these debt offerings.

On August 9, 2001, the Corporation entered into a new $350 million senior secured credit facility. It consists of three tranches: a $105 million, 364-day revolving credit facility, a $120 million revolving credit facility maturing January 15, 2006, and a $125 million term loan maturing June 15, 2006. The Corporation has the option to request a one-year extension of the 364-day revolving facility. The credit facility contains various restrictive covenants which require, among other things, that the Corporation meet specified periodic financial ratios, minimum net worth and earnings requirements. The credit facility provides for certain restrictions on the Corporation's ability to incur additional indebtedness and to acquire other businesses and entities. As a final piece of the debt realignment, the Corporation also entered into a three-year, $250 million credit facility secured by certain trade accounts receivable.

Restructuring Activities 2002

During 2002, the Corporation recorded a $56.7 million ($35.3 million net of tax, or earnings per share of $0.55) restructure charge as discussed above. This restructure charge included $29.0 million for employee termination benefits, $2.1 million for facility rationalization costs, $1.5 million for lease exit costs, $17.7 million for a change in the contractual relationship with a partner of the Corporation's Internet unit and $6.4 million of other costs. In total, approximately 1,600 positions have been eliminated, comprised of approximately 1,200 hourly and 400 salaried positions. All activities were substantially completed by February 28, 2002.

The following table summarizes the provisions and remaining reserve associated with the restructure charge at February 28, 2002:

	Termination Benefits	Facility Rationalization Costs	Lease Exit Costs	Change in Contractual Relationship	Other Costs	Total
			(Thousands of dollars)			
Provision	$29,053	$2,054	$1,500	$17,727	$6,381	$56,715
Non-cash charge				(17,727)		(17,727)
Cash expenditures	(11,076)	(1,829)	—		(6,300)	(19,205)
Balance February 28, 2002	$17,977	$225	$1,500	$ —	$81	$19,783

Included in accrued liabilities at February 28, 2002 is $19.8 million representing the portion of severance and other exit costs not yet expended. The payment of termination benefits will not be completed until 2006.

The Corporation also recorded the following special charges in 2002:

- Charges associated with a product line size reduction and the elimination of the Corporation's Forget Me Not greeting card brand. These charges included $49.1 million in material, labor and other production costs to write down inventory, net of a LIFO adjustment benefit, and a $16.2 million reduction in net sales for credits granted to customers for product on hand at their retail locations eliminated from the Corporation's brands and product lines.
- In conjunction with the integration of recently acquired operations, facility closures and the changes in the distribution infrastructure in Australasia, and to reflect the general economic downturn in the region, a pre-tax, non-cash impairment charge of $37.0 million to write down goodwill related to its operating units in those countries. This amount is included in other expense - net.
- Other special pre-tax charges of $66.8 million associated with the Corporation's restructure and reorganization efforts, including project coordination and administration expenses, consultant expenses, field labor costs, system enhancements and facility closure costs.

The total pre-tax impact of these special charges was $225.8 million ($140.7 million net of tax) or $2.21 per share.

Also during 2002, the Corporation implemented its scan-based trading business model with certain of its retailers. The impact of its implementation was a $64.9 million reduction in its net sales and a $8.6 million reduction in its material, labor and other production costs. In addition, the Corporation incurred implementation and other costs of $32.3 million, for a total pre-tax impact of $88.6 million ($55.2 million net of tax) or $0.87 per share.

In summary, the pre-tax special charges consist of the following:

	$ millions	Earnings Per Share
Severance	$ 29.0	
Lease exit costs	1.5	
Facility rationalization costs	2.1	
Change in contractual relationship	17.7	
Other costs	6.4	
Total restructure charge	$ 56.7	$0.56
Brand elimination and product line reduction:		
Inventory write-down - net	49.1	
Other costs	16.2	
Total	65.3	0.61
Scan-based trading initiative	88.6	0.87
Impairment loss	37.0	0.36
Other	66.8	0.68
Total special charges	$314.4	$3.08

Restructuring Activities 2000 - Fourth Quarter
During the three months ended February 29, 2000, the Corporation recorded a $6.1 million ($4.8 million net of tax, or earnings per share of $0.08) restructure charge related to various foreign operations. The primary component of this charge was for the rationalization of various warehouse, distribution and manufacturing facilities in the United Kingdom in order to increase operating efficiency and lower fixed expenses. Additional initiatives included, to a lesser extent, the integration of Mexican manufacturing in the United States and the realignment of various business functions in Australia.

This restructure charge included $5.2 million for employee termination benefits, $0.6 million for lease exit costs, $0.3 million for the write off of assets no longer in use and other restructure costs. In total, approximately 336 positions were eliminated, comprised of 304 hourly and 32 salaried employees. All activities were substantially completed at February 28, 2002.

Restructuring Activities 2000 - Second Quarter
In connection with the Corporation's initiative to continue to streamline its North American operations and, to a lesser extent, its United Kingdom operations, the Corporation recorded a $40.4 million ($24.2 million net of tax, or earnings per share of $0.36) special charge during the three months ended August 31, 1999,relating primarily to the consolidation of Canadian manufacturing and distribution in the United States. Included in this special charge is a $32.7 million restructure charge primarily for exit costs associated with the closure of certain facilities in Canada and, to a lesser extent, costs to exit certain minor United Kingdom businesses. The remaining $7.7 million of the special charge was recorded in material, labor and other production costs for the write-down of inventory in Canada to net realizable value.

The restructure charge of $32.7 million included $25.8 million of severance, pension and personnel-related benefits, $4.6 million of facility shut-down costs, $1.5 million of lease exit costs and $0.8 million related to other restructure costs. All initiatives associated with the Canadian restructuring have been substantially completed. The largest remaining restructuring activity relates to the Canadian Division's pension plans. The Corporation has taken the necessary actions to settle the pension liabilities, and Canadian regulatory approval has been obtained. The Corporation is in the process of distributing the remaining pension plan assets to satisfy those obligations.

Net Income and Earnings Per Share
The net loss of $122.3 million or $1.92 per share for 2002 was significantly impacted by the restructuring and other special charges discussed above; the total net impact of these charges was to reduce pre-tax earnings by $314.4 million and earnings per share by $3.08 per share. Excluding these items, net income for 2002 was $73.6 million or $1.16 per share; the Corporation's management considers these adjusted amounts to be representative of the results of the continuing and ongoing operations of the Corporation.

The net loss of $113.8 million or $1.79 per share for 2001 included non-cash charges of $143.6 million or $2.26 per share for disputed deductions with the IRS relating to the Corporation's COLI programs and $32.5 million or $0.51 per share for the write-down of the Corporation's 19.6% investment in shares of Egreetings. Also included was a charge of $21.1 million or $0.33 per share for the cumulative effect of accounting changes related to the recording of certain seasonal shipments. Excluding these charges, adjusted net income for 2001 was $83.5 million or $1.31 per share.

Segment Information
The Corporation is organized and managed according to a number of factors, including product categories, geographic locations and channels of distribution. The Social Expression Products segment primarily designs, manufactures and sells greeting cards and other products through various channels of distribution with mass retailers as the primary channel and is managed by geographic location. As permitted under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," certain operating divisions have been aggregated into the Social Expression Products segment. These operating divisions have similar economic characteristics, products, production processes, types of customers and distribution methods. AmericanGreetings.com is an Internet-based provider of greetings and other social communication content to consumers and Internet-based businesses.

Social Expression Products Segment
The effect of the conversion to scan-based trading for two major United States customers was to reverse sales and the related cost of sales of product that had previously been shipped to those customers. In addition, the elimination of the Corporation's "Forget Me Not" brand and the product line reduction resulted in full credits being granted to customers for already-sold product that was eliminated from the Corporation's ongoing product offerings. The credited product eliminated from the ongoing product offerings was replaced with other product, for which sales were recognized. The Corporation also undertook a number of other restructuring and reorganization initiatives during the year. For management evaluation of its operating segments, the effects of these initiatives were excluded from the internal reporting and evaluation of the performance of the operating segments. These items are reported consistently in Note N to the Consolidated Financial Statements.

Excluding the effects of the Corporation's restructuring and other special charges, the net sales of the Social Expression Products Segment decreased 4.8% from 2001 to 2002, as unit sales of everyday greeting cards decreased significantly in the United States and Australia, and to a lesser extent in Canada. However, net sales of seasonal cards in this segment were up approximately 4% in 2002 from 2001. Net sales in 2001 had increased from 2000 by 14.2%, primarily due to the acquisition of Gibson; excluding Gibson, net sales decreased 1.7% from 2000 to 2001. Total segment everyday greeting card unit sales decreased approximately 3% in 2002 from 2001, while seasonal greeting card unit sales increased approximately 9%. In 2001, total segment greeting card sales had increased approximately 14%; excluding Gibson, greeting card unit volume declined approximately 4%.

Segment earnings, net of intersegment items and excluding the restructure and other special initiatives discussed above, decreased 8.2% in 2002 from 2001, which was due to the lower sales of higher-margin everyday greeting cards in the United States. Earnings were improved, however, in other countries where the Social Expression Products Segment has operations, including Canada, the United Kingdom, Mexico and South Africa. The improvements in these countries was attributable to benefits relating to the various restructure and other cost-saving initiatives undertaken beginning in 2000. Segment earnings, net of intersegment items, decreased 7.3% in 2001 from 2000, which was due to lower everyday greeting card sales in the United States. Partially offsetting that decrease was improved performance in Canada due primarily to benefits relating to the integration of manufacturing in the United States.

AmericanGreetings.com, Inc. Segment

In March 2001, AmericanGreetings.com acquired Egreetings Network, Inc., a company that operates an online card and entertainment Internet site, www.egreetings.com. This acquisition was previously disclosed in the Corporation's Form 8-K filed on April 3, 2001 and Form 8-K/A filed on June 1, 2001.

In September 2001, AmericanGreetings.com acquired the BlueMountain.com division of At Home Corporation. The BlueMountain.com division operates an online card and entertainment Internet site, www.bluemountain.com. This acquisition was previously disclosed in the Corporation's Form 8-K filed on September 27, 2001 and Form 8-K/A filed on November 21, 2001.

AmericanGreetings.com made significant progress in 2002 in terms of both revenue growth and profitability. Net sales increased 63.0% in 2002 compared to 2001, as its advertising revenue nearly doubled from $17.4 million in 2001 to $30.5 million in 2002. With the Corporation's acquisition and integration of Egreetings and BlueMountain.com and their respective Internet sites in 2002, AmericanGreetings.com has become the market leader in the online greeting card category and is consistently ranked among the top 15 Internet sites in terms of unique visitors as measured by Neilsen//NetRatings. With the move away from providing free electronic greetings to a subscription-fee based business model beginning in December 2001, it is anticipated that AmericanGreetings.com's revenue will be further enhanced.

In 2001, net sales improved 70% from 2000 due to increased advertising revenue resulting from new advertising sales initiatives and higher traffic. AmericanGreetings.com more than doubled its Internet site traffic in 2001 over 2000 as a result of moving to a new business model as a relationship service provider which included providing free electronic greetings.

The segment loss of $2.1 million in 2002 excludes a $17.7 million charge related to the completion of contractual changes with an online strategic partner. The reduction in the segment loss from $36.1 million in 2001 was due to the higher revenues as well as lower expenses due to the contractual changes noted above.

The segment loss for 2001 compared to 2000 reflected increased partner share costs associated with various Internet distribution agreements and the Corporation's continued investment in technology and content for expanded Internet services and increased volume growth.

Liquidity and Capital Resources

Cash flow from operations provided $36.4 million in 2002, compared to $109.8 million in 2001 and $168.5 million in 2000. Significant improvements in accounts receivable, inventories and other current assets enabled the Corporation to generate positive cash flow from operations for the year despite its net loss.

Accounts receivable, net of the effect of acquisitions and divestitures, generated $94.9 million in cash in 2002, compared to the generation of $29.2 million in cash in 2001 and a use of $35.9 million in cash in 2000. Cash collections were strong during the year, aided in part by the conversion to scan-based trading for two major customers. Post conversion, these customers now remit payments on a weekly basis, thus avoiding seasonal peaks in their accounts receivable. Net accounts receivable at February 28, 2002 were 12.3% of the previous twelve months' net sales, down from 15.4% at February 28, 2001 and 19.8% at February 29, 2000.

Inventories, net of the effects of acquisitions and divestitures, decreased $63.9 million in 2002, compared with an increase of $46.6 million in 2001 and a decrease of $11.7 million in 2000. The reduction in 2002 includes inventory write-downs of $49.1 million, net of LIFO adjustment benefits, recorded during the year, partially offset by a $17 million increase related to the Corporation's conversion to scan-based trading. As a percentage of the previous twelve months' material, labor and other production costs, inventories were 29.3% at February 28, 2002, down from 36.5% at February 28, 2001 and 30.8% at February 29, 2000.

Deferred costs - net represents payments under agreements with certain retailers net of the related amortization of those payments. In 2002, payments exceeded amortization by $124.8 million, which included the Corporation's significant expansion of its agreements with three major customers. The 2002 amount compares with amortization exceeding net cash payments by $4.1 million in 2001 and net cash payments of $5.6 million in 2000. Payments are made under new, existing, amended and extended agreements, and a portion of the year-to-year fluctuation in these amounts are due to the timing of various payment and effective dates of the agreements. However, these deferred costs are amortized against operations over the estimated periods of the agreements, so that the effect on earnings is less volatile. Total commitments under the agreements are capitalized as deferred costs when the agreements are consummated, and any future payment commitments are recorded as liabilities at that time. Future payment commitments under existing agreements at February 28, 2002 were $192.4 million, with $111.6 million due during 2003. See Note H to the Consolidated Financial Statements for further discussion of deferred costs related to customer agreements. See "Critical Accounting Policies" below for further discussion related to the accounting treatment of customer agreements.

Accounts payable and other liabilities decreased $37.2 million in 2002 compared to an increase of $87.3 million in 2001 and a decrease of $0.7 million in 2000. The decrease in 2002 primarily reflects the decreases in income taxes payable and dividends payable, offset partially by liabilities established in connection with the 2002 restructure charge, primarily for employee severance payment obligations. The decrease in income taxes payable reflects the tax benefits of the loss incurred by the Corporation in 2002, and the decrease in dividends payable reflects the elimination of quarterly shareholder dividend payments. The increase in 2001 was due to the increase in income taxes payable that year for the recording of $143 million for the COLI tax exposure, partially offset by cash payments associated with the 2000 restructuring activities and with the integration costs of acquisitions.

The net amount of $22.5 million used for business acquisitions and divestitures in 2002 represents the cash price paid of $35.0 million for the BlueMountain.com acquisition, less $12.5 million received in the sale of a domestic business unit, M&D Balloons. The 2001 amount of $180.0 million includes the net cash payments of $139 million made that year for the completion of the acquisition of Gibson and $31 million paid for the acquisition of CPS. The 2000 amount of $65.9 million included a $30 million escrow payment made at the inception of the Gibson acquisition process and $35.5 million paid for the acquisition of Contempo Colours, Inc. ("Contempo").

Capital expenditures were $29.0 million in 2002, down from $74.4 million in 2001 and $50.8 million in 2000. Capital expenditures during 2002 were controlled very stringently and limited to only critical operating necessities. In 2001, capital expenditures included $14 million of investments in facilities and manufacturing equipment in the United Kingdom in order to increase operating efficiency and enable facility rationalization. In addition, capital expenditures in 2001 included $7.3 million for the expansion of the acquired Contempo party goods manufacturing facility and $4.5 million related to the Gibson acquisition.

Investing activities other than acquisitions, divestitures and capital expenditures used $21.7 million compared to providing $56.4 million in 2001 and using $20.9 million in 2000. The cash used in 2002 reflects additional cash required for the Corporation's COLI program. The cash provided in 2001 included $20.3 million cash proceeds from the sale of a building and the settlement of a $15 million supply agreement loan. The use of cash in 2000 was due to a supply agreement loan and lower cash distributions received from the Corporation's COLI program.

Net cash provided from financing activities was $86.1 million in 2002. The net increase in long-term debt of $473.3 million and the reduction of short-term debt in 2002 reflects the Corporation's realignment of its borrowing facilities, including $260 million of 11.75% senior subordinated notes, $175 million of 7.00% convertible subordinated notes, and the borrowings made under the $350 million senior secured credit facility. These notes and the credit facility are discussed in more detail above and in Note I to the Consolidated Financial Statements. In 2001, cash provided from financing activities was $78.8 million, primarily as a result of an increase in short-term borrowings to fund the Gibson and CPS acquisitions.

In 2002, the Corporation had negligible transactions affecting its outstanding shares, as there was limited stock option activity due to the lower market price of the Corporation's publicly-traded Class A shares, and the Corporation did not make any significant purchases of treasury shares. During 2001, the Corporation purchased 1.0 million Class A shares at an average price of $20.56 per share or $21 million. Additionally in 2001, the Corporation purchased 1.2 million Class A shares in connection with the CPS acquisition at an average price of $20.36 per share or $24.4 million. In total in 2001, 2.2 million Class A shares were purchased at an average price of $20.46 or approximately $45 million. During 2000, a total of 4.6 million Class A shares were purchased at an average price of $28.25 per share or approximately $130 million.

A total of $26.6 million was paid as dividends to shareholders during 2002. This reduction from $52.7 million in 2001 and $51.2 million in 2000 represents the suspension of quarterly dividend payments after the $0.10 per share dividend declared in September 2001 and paid in December 2001.

The Corporation's operating cash flow and existing credit facilities are expected to meet currently anticipated funding requirements. The seasonal nature of the business results in peak working capital requirements which are financed through short-term borrowings. See above and Note I to the Consolidated Financial Statements for further discussion of the Corporation's credit facilities.

Market Risk

During 2002, the Corporation entered into an exclusive supply agreement with a major customer. The agreement provided for certain advances and allowances to be earned over the length of the commitment. Subsequent to entering into the agreement, the customer filed for Chapter 11 protection as it reorganizes. The Corporation expects that the customer will emerge from Chapter 11 a smaller and stronger competitor in the mass retail market. As the customer goes through the normal process of affirming all its contracts, the Corporation fully expects its contract to be affirmed. However, in the unlikely event the Corporation's contract with the customer is not affirmed, the Corporation will have a claim for the unearned portion of advances. The Corporation maintains adequate reserves for deferred contract costs and does not expect that a rejection of this contract would result in a material loss. The unlikely event of a rejection of the contract or the customer's failure to emerge from bankruptcy could potentially result in a substantial reduction to the Corporation's sales base and could negatively impact the Corporation's ability to achieve forecasted sales and profit performance levels.

The Corporation's market risk is further impacted from changes in interest rates and foreign currency exchange rates. The Corporation manages interest rate exposure through a mix of fixed and floating rate debt. A significant portion of the Corporation's debt has fixed rates, limiting its exposure to fluctuations in interest rates. To date, risks associated with interest rate movements have not been significant and are not expected to be so in the near term.

Approximately 17% of the Corporation's 2002 revenues were generated from operations outside the United States. Operations in Australasia, Canada, Malaysia, Mexico, South Africa and the United Kingdom are denominated in currencies other than United States dollars. Each of these operations conducts substantially all of its business in its local currency and is not subject to material operational risks associated with fluctuations in exchange rates. The Corporation's net income was not materially impacted by the translation of the foreign operations' functional currencies into United States dollars. Exposure to exchange rate fluctuations historically has not been significant; however, no assurance can be given that future results will not be adversely affected by significant changes in foreign currency exchange rates.

Critical Accounting Policies

The consolidated financial statements of the Corporation are prepared in accordance with accounting principles generally accepted in the United States, which requires the Corporation to make estimates and assumptions (see Note A to the Consolidated Financial Statements).

The Corporation exercises considerable judgment in establishing estimates for certain critical accounting policies which could have a material impact in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts

The Corporation evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Corporation is aware of a customer's inability to meet its financial obligations to it (e.g., bankruptcy filings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Corporation reasonably expects will be collected. In addition, the Corporation recognizes reserves for bad debts based on estimates developed by using standard quantitative measures based on historical write-offs and current economic conditions. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Although the Corporation considers these balances adequate and proper, changes in economic conditions in the retail markets in which the Corporation operates could have a material effect on the required reserve balances.

Deferred Costs

The Corporation has agreements with various customers for the supply of greeting cards and related products. The Corporation views the use of such agreements as advantageous in developing and maintaining business with its retail customers. Virtually all contracts are separately negotiated to meet competitive situations; therefore, while some aspects of the agreements may be the same or similar, important contractual terms often vary from contract to contract. Under the agreements, customers typically receive allowances, discounts and/or advances in consideration for the Corporation being allowed to supply customers' stores for a stated term and/or specify a minimum sales volume commitment. Although risk is inherent in the granting of advances, payments and credits, the Corporation subjects such customers to its normal credit review. However, in circumstances where the Corporation is aware of a particular customer's inability to meet its financial obligations to it (e.g., bankruptcy filings), the Corporation records a specific reserve to reduce the deferred costs to its estimated net realizable value. Losses attributable to these specific events have historically not been material. In addition, on contractual arrangements that are based upon a minimum volume commitment, the Corporation adjusts the amortization period to reflect its latest estimates for the attainment of the minimum volume requirements. The buying patterns of its customers can change over time due to store openings and closings, industry consolidation, and changes in consumer shopping trends. The Corporation regularly reviews contract performance and applies quantitative analysis to forecast future sales expectations on an individual customer basis.

Sales Returns

The Corporation provides for estimated returns of seasonal cards in the same period as the related revenues are recorded. These estimates are based on historical sales returns, the amount of current year seasonal sales and other known factors. Estimated return rates utilized for establishing estimated returns reserves have approximated actual returns experience. However, actual returns may differ significantly, either favorably or unfavorably, from the estimates if factors such as the historical data the Corporation uses to calculate these estimates does not properly reflect future returns or as a result of changes in economic conditions of the customer and/or its market. The Corporation regularly monitors its actual performance to estimated rates and the losses attributable to any changes have historically not been material.

New Accounting Pronouncements

In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This Statement, which establishes new accounting and reporting standards for derivative financial instruments, along with its amendments SFAS No. 137 and SFAS No. 138, became effective for the Corporation March 1, 2001. The adoption of the Statements did not have a material effect on the Corporation's consolidated financial statements.

In July 2001, SFAS No. 141, "Business Combinations", was issued. This Statement, which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", eliminated the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The provisions of SFAS No. 141 were effective for transactions accounted for using the purchase method completed after June 30, 2001.

Also in July 2001, SFAS No. 142, "Goodwill and Intangible Assets", was issued. This Statement, which supersedes APB Opinion No. 17, "Intangible Assets", eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS No. 142 will apply to goodwill and intangible assets arising from transactions completed before and after the Statement's effective date. SFAS No. 142 will be effective for the Corporation beginning in the first quarter of fiscal 2003. The Corporation is currently assessing the Statement and has not yet fully determined the impact of its adoption on its financial statements.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This Statement, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the Statement significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets held-for-sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The Corporation is required to adopt this Statement for fiscal 2003. The Corporation is analyzing the effect of this Statement and does not expect it to have a material effect on the Corporation's consolidated financial position, results of operations or cash flows.

In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09 ("EITF 01-09"), "Accounting for Consideration Given by a Vendor to a Customer/Reseller", which addresses the accounting for consideration given by a vendor to a customer including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", and EITF No. 00-14, "Accounting for Certain Sales Incentives". EITF 01-09 outlines the presumption that consideration given by a vendor to a customer, a reseller or a customer of a reseller is to be treated as a reduction of revenue. The Corporation is required to adopt EITF 01-09 no later than the first quarter of fiscal 2003. Although the Corporation does not expect the adoption to have any effect on its operations, it will have a material effect on certain reported classifications. Upon adoption, the Corporation will be required to reclassify certain prior period amounts to conform to these reporting requirements. The Corporation has not yet completed its analysis of the amounts which will be reclassified for prior periods.

Factors That May Affect Future Results

The Corporation believes that the restructuring and reorganization activities it completed in 2002 will strengthen its position in the social expression industry. However, other potential challenges in the economic environment in which it operates may have negative impacts on the Corporation and its operating results in the future. These challenges include the continuing decrease and / or further deterioration of the sales levels of greeting cards, both in price and volume, purchased by the ultimate consumer at the Corporation's customers' retail locations, which may be affected in the future.

The Corporation has maintained a strong customer base in a wide variety of channels of distribution through its investment in deferred costs related to its agreements with certain retailers and other competitive arrangements. The agreements have lessened the impact to the Corporation from loss of business due to the retailer consolidations in recent years. These agreements have been a strategic element of the Corporation's growth and the financial condition of the retail customers is continually monitored and evaluated to reduce risk.

The statements contained in this document that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties, including but not limited to retail bankruptcies and consolidations, successful integration of acquisitions, a weak retail environment, consumer acceptance of products as priced and marketed, the impact of technology on core product sales and competitive terms of sale offered to customers. Risks pertaining specifically to the Corporation's electronic marketing business include the viability of Internet advertising as a generator of revenue and the public's continued acceptance of paid Internet greetings and other social expression products.

AMERICAN GREETINGS
...says it best®


PASTE

Board of Directors

left to right:

Scott S. Cowen[2], President, Tulane University; **Harriet Mouchly-Weiss**[2], Founder and Managing Partner, Strategy XXI Group Inc.; **Charles Ratner**[1], President and Chief Operating Officer, Forest City Enterprises Inc.; **Harry H. Stone**[1], President, The Courtland Group Personal Investments; **Morry Weiss**[1], Chairman, Chief Executive Officer; **James C. Spira**[1], President and Chief Operating Officer; **Jack Kahl**, President, Jack Kahl & Associates LLC; **Dr. Jerry Sue Thornton**[2], President, Cuyahoga Community College; **Stephen R. Hardis**[1,2], Chairman and Chief Executive Officer, Axcelis Technologies.

1 Member of Executive Committee   2 Member of Audit Committee

Senior Officers

Morry Weiss
Chairman
Chief Executive Officer

Jim Spira
President
Chief Operating Officer

Jeffrey Weiss
Executive Vice President
North American Greeting Cards

Zev Weiss
Executive Vice President
AG Ventures & Enterprise Mgmt.

David R. Beittel
Senior Vice President
Creative

John S. N. Charlton
Senior Vice President
International

Mary Ann Corrigan-Davis
Senior Vice President
Business Innovation

Jon Groetzinger Jr.
Senior Vice President
General Counsel & Secretary

Pamela L. Linton
Senior Vice President
Human Resources

William R. Mason
Senior Vice President
Retailer Relationship Mgmt.

William S. Meyer
Senior Vice President
Chief Financial Officer

Patricia A. Papesh
Senior Vice President

Patricia L. Ripple
Senior Vice President
Retailer Logistics

Erwin Weiss
Senior Vice President
Program Realization

George A. Wenz
Senior Vice President
Mass Merchandise Channel

Corporate Vice Presidents

* Executive Officers

Dale A. Cable *
Vice President
Treasurer

Joseph B. Cipollone *
Vice President
Corporate Controller

William A. DeWitt
Vice President
Sales - Specialty, Party &
Dollar Store Channels

Kenneth P. Jayjack
Vice President
Distribution

Gary E. Johnston
Vice President
Product Mgt. - Greeting Cards

Steven C. Laserson
Vice President
Sales - Mass Merchandise
Channel

Gary M. Lippe
Vice President
Corporate Services

Sue Mackey
Vice President
Product Mgt. -
Gift Wrap & Specialty

Brian T. McGrath
Vice President
Human Resources

Laura J. Meinke
Vice President
Strategic Planning & Initiatives

Daniel L. Moraczewski
Vice President
Sales - Supermarket Channel

William R. Parsons
Vice President
Sales - Drug Channel

Jeffrey A. Petit
Vice President
Communications

Douglas W. Rommel
Vice President
Corporate Information Services

Joseph L. Rudolph
Vice President
Financial Administration

Robert C. Swellie
Vice President
Field Sales Operations

Subsidiary Executives

John S. N. Charlton
Chief Executive Officer
UK Greetings Ltd.
United Kingdom

Nicholas A. Clementi
President
DesignWare & Balloon Zone

Edgar Deutsch
General Manager
Carlton (Mexico) S.A. de C.V.

Timothy R. Malarkey
Vice President &
General Manager
GuildHouse Candles

Josef Mandelbaum
Chief Executive Officer
AmericanGreetings.com

Stuart S. McKay
Chief Operating Officer
UK Greetings Ltd.
United Kingdom

Chris R. Mortenson
President
AG Industries

Raymond Mundy
Managing Director
John Sands (Australia) Ltd.
John Sands (NZ) Ltd.
Memory Lane (Malaysia)

Patricia A. Papesh
President
Carlton Cards Retail Inc.

Ronald J. Peer
President
Magnivision

Kurt K. Schoen
President
Plus Mark

Peter Slater
Managing Director
S.A. Greetings (Pty) Ltd.
South Africa

Kurt A. Spitler
General Manager
Learning Horizons & DateWorks

John Sullivan
President
Carlton Cards Canada

Investor Information

Corporate Address
American Greetings Corporation
World Headquarters
One American Road
Cleveland, Ohio 44144-2398
Telephone: (216) 252-7300
Facsimile: (216) 252-6777

Annual Meeting
The 2002 Annual Shareholders' Meeting will be held at 2:30 p.m., June 28, 2002, at the Corporation's World Headquarters.

Stock Exchange Listing
American Greetings Class A common stock is listed on the New York Stock Exchange under the symbol AM. Daily quotes on the common stock can be obtained in most daily newspapers and online services.

Inquiries for Information
Dale A. Cable,
Vice President and Treasurer

Registrar and Transfer Agent
Shareholders with questions about their records, certificates, transfers, name changes and other services should contact:
National City Bank
P.O. Box 94946
Cleveland, Ohio 44101-4946

Shareholder Information
American Greetings offers Class A shareholders a convenient and cost-effective way to increase ownership in the Company through our Stock Purchase and Dividend Reinvestment Program.

The program enables Class A shareholders to make voluntary cash payments for additional shares of the Company's Class A common stock without paying brokerage fees and to reinvest their dividends. For a program brochure and enrollment form, write to:

National City Bank
Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946
Telephone: 1-800-622-6757

Form 10-K
A copy of the Corporation's Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission, may be obtained by addressing a request to the Corporate Secretary.

Shareholder Information
Corporate news releases are issued through PR Newswire and First Call. Releases are also available on the corporation's web site at:
http://corporate.americangreetings.com

TRADEMARKS AND COPYRIGHTS


Creative Excellence in a Changing World.

AMERICAN GREETINGS
...says it best®

One American Road
Cleveland, Ohio
44144-2398

www.americangreetings.com